Filed pursuant to Rule 253(g)(2)

File No. 024-10734

OFFERING CIRCULAR DATED JANUARY 30, 2019

TerraCycle US Inc.

121 New York Avenue

Trenton, NJ 08638

(609) 656-5100

www.terracycle.com

Up to 250,000 shares of Non-Voting Preferred Stock

including

Up to 34,182 shares of Non-Voting Preferred Stock sold by a selling shareholder (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 45

	Price to public	Underwriting discount and commissions (2)	Proceeds to issuer (3)	Proceeds to other persons
Non-Voting Class A Preferred Stock, per share/unit	$100	$1-$6
Total Maximum		$1,500,000	$20,286,892	$3,213,110

(1)	As of the date of this Offering Circular, the company has sold 15,750 shares of Non-Voting Preferred Stock for $1,575,000 and the selling shareholder has sold 6,750 shares of Non-Voting preferred Stock for $675,000.

(2)	The company estimates that it will pay cash fees of up to $1,500,000 for a fully-subscribed Offering to Strategic Capital Investments, LLC (the “Placement Agent”) and third party registered broker-dealers which introduce investors and issue to the Placement Agent and such third party registered broker-dealers warrants to purchase up to a total of 5% of the number of shares of Non-Voting Preferred Stock placed by them. Those warrants are not covered by this Offering Statement. See “Plan of Distribution” for details regarding compensation payable to the Placement Agent and such third party broker-dealers in connection with this Offering.

(3)	Not including expenses of the Offering, which are estimated at $1.5 million for a fully-subscribed Offering.

This Offering will terminate at the earlier of: (a) the date upon which the escrow agent confirms that it has received in the escrow account gross proceeds of $25,000,000 in deposited funds; (b) January 30, 2020; or (c) the date upon which a determination is made by the company and the Placement Agent to terminate the Offering. The Offering is being conducted on a best-efforts basis without any minimum target. The company has engaged Atlantic Capital Bank, N.A. as escrow agent to hold any funds that are tendered by investors, and may hold one or more closings on a rolling basis at which the company receives the funds from the escrow agent and issues shares to investors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 9.

Sales of these securities will commence on or about January 30, 2019.

The company is following the “Offering Circular” format of disclosure under Regulation A.

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In this Offering Circular, the term “TerraCycle,” “we”, or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “parent” or “parent company” refers to our parent company, TerraCycle, Inc. The term “Offering” refers to the offer of non-voting preferred stock offered pursuant to this Offering Circular. The company’s website is not incorporated into this Offering Circular.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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NOTICE TO PROSPECTIVE TERRACYCLE US INC. INVESTORS

This Regulation A public offering in TerraCycle US Inc., the US operating subsidiary of TerraCycle, Inc., does not provide for a direct or indirect investment in LOOP, a new initiative by TerraCycle, Inc.

Founded in 2003, TerraCycle, Inc. conducts unique recycling and related services for disposable products and packaging in the United States (through TerraCycle US Inc.) and in other countries through other local country operating companies.

TerraCycle, Inc. recently announced a new business initiative that is expected to launch in France and the United States in May 2019.  That business, called LOOP, is a durable (zero waste) products and packaging system for the delivery of a wide range of consumer products, initially directly to and from homes and ultimately also through retail stores and their e-commerce platforms.   TerraCycle, Inc. has brought independent investment into LOOP and LOOP has its own dedicated staff.  TerraCycle, Inc. is the Manager of LOOP and has a majority equity interest in the LOOP holding company.  TerraCycle, Inc. provides management services to LOOP subject to a services agreement that provides for LOOP to reimburse TerraCycle, Inc. for part-time management services on a cost-plus basis.  The agreement provides for governance to balance the interests of both TerraCycle Inc.’s and LOOP’s investors.

LOOP is expected to operate in the United States through a separate subsidiary of the LOOP holding company.  At this time, LOOP’s staff principally operates in part from offices owned by TerraCycle US Inc. to which it pays rent and associated costs.  No part-time employees of TerraCycle US work on LOOP, nor it anticipated that TerraCycle US would provide services to LOOP in the US or elsewhere. Although not contemplated at this time, if in the future LOOP (and/or LOOP US Inc., which is not yet operating) utilize any services of TerraCycle US, or if at any point TerraCycle US Inc. considers investing in LOOP US, such decisions will be made by the independent directors of TerraCycle US Inc.

It is important to note that LOOP has not yet launched in any market and that it remains aspirational, with associated uncertainties and risks. In contrast, the TerraCycle US business has been operating in the US since 2003 (originally through TerraCycle, Inc., and then through a US dedicated operating subsidiary since 2014), is consistently profitable; its revenue represents approximately two-thirds of the earnings of TerraCycle Inc.

The public announcement of the LOOP initiative on January 24th, 2019 brought significant media and investment interest to TerraCycle generally and to the TerraCycle US investment site (http://www.ownterracycle.com/).  This Notice clarifies that an investment in TerraCycle US Inc. will not constitute a direct or indirect investment into any LOOP entity and that no current affiliation between LOOP and TerraCycle US Inc. exists or is contemplated.

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SUMMARY

Why TerraCycle?

Overview:  Operating in 20 countries, our parent company is a world leader in the collection and recycling of waste streams that are traditionally considered not recycled. Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC has been operating in the United States since January 1, 2014. At that time, our now wholly owned subsidiary assumed all income and expenses associated with our parent company’s U.S. operations. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception.

Our company’s mission is to eliminate waste in the context of a profitable business. To do this we first focus on hard to recycle waste streams, and typically set up national collection platforms for them. This platform is typically funded by consumer product companies, retailers, cities, manufacturing facilities, distribution centers, small businesses and individuals. The collected waste is principally recycled and sold to manufacturers that make new products and materials. Where possible, we and our parent focus on how to integrate hard to recycle materials into specific products, from creating pen products made from used pens to shampoo bottles made 25% from plastic collected from beaches.

Over the past 13+ years of operation, our parent company and we have achieved profitability in this neglected area of recycling. The reason why most waste streams are not recycled—and are instead sent to landfill or are incinerated—is because the cost to collect and process them far outweighs the value generated from the recovered material. In order to achieve our mission, we have created an array of new business models that generate value well beyond the material value of the waste that is collected, allowing us to recycle everything from cigarette butts to chip bags and candy wrappers. Our business is generating net income and growing.

Positioning:   Through a range of services (largely deploying third-party supply chains), we engage consumer product brands, manufacturing and distribution facilities, cities, retailers, small business and consumers across 48 states. Our platforms include services that are free to consumers (typically funded by consumer product companies and retailers) where individuals and locations (such as schools, places of worship etc.) can voluntarily collect and recycle products and packaging that would otherwise likely end up in landfills and oceans or be incinerated. For small businesses and individuals, we offer low cost, turnkey recycling platforms for hundreds of hard to recycle waste streams from coffee capsules to pipet tips; these Zero Waste Boxes are paid for by a distributor or end-user. For cities, we offer a variety of platforms and citywide programs for hard to recycle waste streams like cigarette butts or chewing gum to upgrading city websites with more robust recycling mapping technology. For laboratories, distribution centers and manufacturing facilities, we deploy large scale recycling platforms for everything from packaging write-offs to personal protective equipment.

With many of these platforms, we provide our partners a range of agency services, including traditional media/PR, social media, and communications and marketing services. We are aware of no other company that provides marketing and a range of agency services that also collects and recycles waste, or that has a Research and Development (R&D) department to analyze and innovate with diverse waste streams for recycling. To our knowledge, we are part of one of the few multinational companies operating in 20 countries that exclusively provides green/sustainability services.

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Economic underpinnings of recycling:  The key to understanding TerraCycle begins with the economics of recycling. Almost all products and packages can be technically recycled (with some level of R&D and/or design investment), but most are not practically and instead are sent to landfill or incineration.  Currently—with some local exceptions—only four types of waste are commonly recycled:  clear glass, uncoated paper, certain rigid plastics and certain metals.   The main driver is whether it’s cheaper to produce new products and packaging from virgin materials or recycled materials.  In the case of making new glass, paper and other generally recycled items, it’s cheaper to use recycled materials than virgin materials. That is, it’s cheaper to collect, sort and recycle those waste streams than it is to extract and manufacture virgin materials.  Most other kinds of waste, such as pens, toothbrushes, candy wrappers, cigarette butts and coffee cartridges are rarely recycled, largely because collecting, sorting and recycling is more expensive than manufacturing replacement products from virgin materials.  As a result, these wastes are principally sent to landfill or incineration. To recycle “generally non-recycled” waste streams, TerraCycle works with its clients (consumer product brands, retailers, distribution and manufacturing facilities, cities, small business and individuals) to generate value beyond the material value of the waste. This incremental value ranges from communication and shopper marketing platforms for consumer product companies, to incremental foot traffic for retailers, to cleaner streets for cities, to charitable donations. Many of these clients have told us (as they renew those programs), that they have experienced increased customer loyalty, higher revenue and/or greater market share that they attribute to their TerraCycle programs. Our experience has led us to conclude that some consumers patronize brands that enable recyclability of products and packaging that were not previously recyclable. In the process, through TerraCycle, these brands have contributed over $9.7 million to US schools and charities selected by our collectors.

By engaging the wide range of market participants, and increasing scope of value beyond just material value, we reverse engineer a system where waste is wasted, to one where waste is reutilized, emulating nature’s circular systems:  We turn a vicious cycle of waste into a more virtuous one, reducing the amounts of products and packaging that are dumped in landfills and oceans, or are incinerated, and thus reduce the amount of new materials that need to be extracted from the Earth to produce virgin materials for replacement products.

Our lens:  We believe that most people and waste management companies perceive waste as a liability, something to put out of sight and out of mind. At TerraCycle, we celebrate waste and try to make it fun, exciting, and even sexy.  We see waste as having positive not negative value. Through our programs, we’ve developed unprecedented markets for waste streams (such as juice pouches) that previously only had negative value.

Our participants:  We engage collectors, young and old, female and male, middle-class, wealthy and less affluent.  Our programs are successful in red and blue states, and we engage people in collecting where they live, where they go to school, where they work and where they gather for community and service.

Innovation is at our core: We have created recycling solutions for many waste streams that were previously considered insolvable, from latex and nitrile gloves to asthma inhalers and other aerosols, from candy wrappers to coffee capsules, from cosmetic packaging to industrial adhesives packaging, from cigarette butts to used chewing gum and toothbrushes and, soon, umbrellas, dirty diapers and disposable beer kegs.

We regularly develop new business models to engage diverse participants in recycling solutions.  For example:  We understand that people in many countries are concerned about the significant garbage patches (or “gyres”), mostly composed of plastic, that have accumulated in the world’s oceans. As announced at the World Economic Forum in January 2017, in partnership with Procter and Gamble (the second largest consumer products company in the world), our parent company and we are overseeing what we anticipate will become the world’s largest marine collection program. Collecting through non-governmental and other organizations in multiple countries, our parent and we clean and recycle the plastic from rivers, beaches, oceans and lakes, and sell it to P&G, which is and is planning to incorporate it into packaging for Head & Shoulders, the world’s largest shampoo brand.  After the successful launch in the summer of 2017 with sales of Head & Shoulders shampoo bottles in France, Head & Shoulders has expanded sales of these shampoo bottles to several markets in Europe and Latin America.

We think outside of the box.  We begin with the assumption that everything can be circularly solved (via reuse, upcycling or recycling) and develop systems to bring these solutions to life. Then we come up with business models that justify a stakeholder paying the price by generating value that is important to that stakeholder (i.e., foot traffic for a retailer).   We don’t own processing facilities as it produces CAPEX risk and lowers nimbleness. Also many processors are willing to either use their existing equipment to process our unique waste streams or install new equipment as needed. To our knowledge, no other company collects the waste streams we do for recycling, nor holds the knowledge of how to recycle these materials.  We have spent years developing collection models and recycling solutions for a whole spectrum of common waste streams.

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We have an entrepreneurial orientation: We are a mission-driven, profit-focused and profitable company that makes it easy for companies, communities and individuals to recycle hard to recycle materials.  TerraCycle’s culture is fun and informal while serious and rigorous in its work ethic.   Almost all furniture and design elements in our offices are made from trash; graffiti covers our walls (inside and out).  We dress in jeans and t-shirts but we’re extremely demanding of co-workers and ourselves.  An average of 40 (mostly) college interns join us each summer for a meaningful educational experience in 11 different areas of business.  TerraCycle has also been the subject of critically acclaimed reality TV shows, one season of Garbage Moguls on National Geographic TV and three seasons of Human Resources on Pivot TV (typically each season has 10 episodes). Most of our most senior employees have been with us for over 5, and in several cases, over 10 years.

We are an established company; our systems are strong: TerraCycle, Inc., our parent company, has operated in the US since 2003. Our internal systems include SAP B1 for accounting transaction and reporting and Adaptive Planning for financial planning.  We utilize global services provided by our parent company, including a dedicated fifteen-person IT team (based in Hungary), in-house legal, marketing and graphics services. Our parent company has approximately $5.7 million of cash.   We own headquarters (of two adjacent buildings) in central New Jersey (located between New York City and Philadelphia); our parent company, which also operates there, pays us rent.  With some improvements, we have room to make significant increases to staff.

Our Founder/CEO is inspired, brilliant and tireless: Tom Szaky sets the direction and pace of the company.  He is extremely hands-on and vigilant.  In addition to driving progress with existing and new programs, Tom is personally active in sales and maintenance of current relationships.  As a Social Entrepreneur in the World Economic Forum, Tom has not only been recognized as a business leader, but also welcomed into meetings and shared panel discussions with leaders of some of the world’s largest companies. He and TerraCycle have received numerous awards ranging from the United Nations to the Schwab Foundation and many others.  Tom is the author of three books, with two more in the works.

Significant public exposure.  Our company is in the press almost every day, often several times per day. We have been featured on the covers of several magazines, ranging from Inc., to Entrepreneur, to Chief Executive and Smart CEO, as well as section covers of the New York Times and other notable newspapers. In August 2016, TerraCycle was featured in Fortune Magazine on a list of seven World-Changing Companies to Watch and in November 2017 TerraCycle was featured as a main story on NBC Nightly News. Our positioning in Search Engine Optimization (SEO) is strong: if one searches on Google for “recycling” along with a category such as “pen” “juice pouch”, “cigarette butt”, “coffee capsule” and many other waste streams, most of the results lead to TerraCycle. According to what our collectors report to us about participation at their locations, we have over 58 million people participating in our US programs.  Our name and logo are on billions of packages of products a year in the US alone.

Our business is generating net income and growing; we expect these results to continue:  We are incubating several new business platforms that should allow us to have a larger impact on the waste equation and to grow profitably.   We believe our reputation among our clients, and among the public who participate in our collection programs, is strong and positive.

“The Circular Economy” is among the key themes discussed among global corporations, governments and leading academics at the World Economic Forum.  As TerraCycle’s principal focus is developing and implementing circular solutions for products and packaging where there are otherwise only linear options (landfill and incineration), our partnerships with major businesses are recognized as circular economy activities.  We are pleased to be an innovator within this timely global movement, and expect to see our engagements with leading companies grow, as we provide a wide range of turnkey solutions that enable companies of any size to participate in the Circular Economy.

Growth: In the past year we have successfully integrated the business of Air Cycle acquired on October 31, 2017 under our TerraCycle Regulated Waste subsidiary, with the business being stabilized after years of decline, while profits have increased. We continue our pursue companies to acquire that will allow us to grow our revenue and expand our service offerings. We expect to use the majority of proceeds raised from this Offering to acquire additional companies and revenue streams

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Some attributes of the stock being offered: Subject to the availability of funds lawfully available for distribution to the stockholders under Delaware law, we commit to distribute the remaining balance of at least 50% of our after-tax profits among the Preferred and Common stockholders on a pro rata basis. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock are entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment are made to the holders of Common Stock (our parent company). In the event of an initial public offering (IPO) or sale of the company, the Preferred Stock would automatically be converted into shares of Common Stock on a one-for-one basis immediately prior to the closing of such IPO.

Also, as more fully described in this Offering Circular, we will have the right to repurchase Class A Preferred Stock at the greater of (i) fair market value, as determined by a qualified third-party selected by the Board of Directors of the company in its sole discretion, or (ii) the original issue price of the Preferred Stock plus any declared but unpaid dividends. The repurchase option can be used with respect to a particular share of Preferred Stock at any time after the 18 month anniversary of the original issue date of such share or immediately prior to the closing of a sale or IPO of our parent company.

This Offering so far: We commenced this Offering on January 10, 2018. We have so far sold 22,500 shares of Class A Preferred Stock (including 6,750 shares sold by the selling shareholder) to a variety of shareholders ranging from the minimum $700 investment up to investments of $100,000.

We appreciate your potential interest in owning an interest in our company.

The Company

We operate four principal business divisions that generate revenue: National Recycling Programs (Brand Sponsored Collection Programs), Zero Waste Boxes, Material Sales, and Regulated Waste.

With our National Recycling Programs, we design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public. For example, Colgate has contracted us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs offer the individuals and entities collecting the waste “TerraCycle rewards”, which are points that can be converted into donations to charities.

Regulated Waste provides products and services to help consumer facilitate the effective and compliant management of regulated, universal and hazardous waste. This may include fluorescent lamps, bulbs, batteries, and e-waste as well as organic waste, medical waste and other waste streams that are potentially harmful to the environment.

We also sell Zero Waste Boxes to customers who wish to collect a specific waste stream not sponsored by a brand. For example, customers can buy a box to recycle coffee capsules or baby food pouches. Once a box is filled with the specified waste, the customer arranges a UPS pick up to deliver the waste to our warehouse for sorting, aggregation, storage, and recycling.

In rare cases, we sell waste directly to a recycler and do not retain ownership of the end product, for instance, Ultra-Poly (one of our major waste processors) has purchased certain polypropylene and polyethylene blends; but in almost all cases, we resell the end product after processing by a third party recycling plant.

We recycle the wastes collected through these programs into new materials and sell them to companies that make new products with the recycled materials. The principal types of waste we process are combinations of HDPE/PET and PP/PE and the principal output of our process are plastic pellets, which can be sold to manufacturers such as injection molders or extruders to be used for plastic lumber, plastic containers and Dunnage (large containers used for carrying objects).

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The Offering

Securities offered	Maximum Offering of 250,000 Preferred Stock
Securities offered by an existing shareholder[1]	Maximum Offering of 34,182 Preferred Stock
Preferred stock outstanding before the Offering Preferred stock sold in the Offering so far	34,182 22,500 (including 6,750 shares of Preferred Stock sold by the selling shareholder)
Preferred stock outstanding after the Offering	250,000
Common stock outstanding before the Offering	500,000
Common stock outstanding after the Offering	500,000
Minimum Investment	$700
Use of Proceeds	The net proceeds of this Offering will be used to hire more staff, acquire companies which would expand TerraCycle’s business, and to improve the facilities at the headquarters.

 1 See “Plan of Distribution and Selling Shareholders” on page 15 of this Offering Circular.

Selected Risks Associated with the Business

We are subject to a number of risks, which are set out in more detail in “Risk Factors.” Risks include the following:

●	Up to thirty percent of the proceeds of this Offering may be used for non-company purposes.
●	We can exercise a repurchase option to repurchase the Preferred Stock sold in this Offering.
●	We have one key executive upon which the company is highly dependent.
●	We are controlled by our founder and three major investors.
●	Investors in this Offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the company.
●	We have a complicated business model.
●	There may not be enough demand for our recycling programs.
●	A downturn in economy could adversely affect our business.
●	We rely on certain third-party services, and our business will be negatively impacted if we are not able to access their services.
●	We are subject to federal and state laws regulating waste management and there could be adverse effects if we are not in compliance with all applicable laws.
●	Our revenues from material sales will fluctuate based on routine changes in commodity prices, complexity of materials collected, and varying deal sizes.
●	Our business depends on our reputation and the value of our brand.
●	A cybersecurity incident could negatively impact our business and our relationships with customers.
●	We may not realize the synergies and growth opportunities that are anticipated from acquisitions.
●	There has been no active public market for our stock prior to this Offering and an active trading market may not be developed or sustained following this Offering.
●	The exclusive forum provision in the subscription agreements may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes.
●	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreements.

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RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. Although TerraCycle has operated since 2003, it regularly innovates new business models which do not have long track records and therefore share risks associated with early stage companies. You should consider general risks as well as specific risks when deciding whether to invest.

Up to thirty percent of the proceeds of this Offering may be used for non-company purposes. Until December 1, 2017, JH Terra, LLC owned 18% of TerraCycle, Inc., our parent company. JH Terra’s ownership in the parent company has been exchanged for 34,182 shares of our preferred stock, or up to 30% of the shares to be sold in the first $11.4 million of this Offering. It is possible that after all the JH Terra shares have been sold in our offering, that our parent company may allow other parent company stockholders to exchange some of their shares for sale in this Offering. In that event, up to 30% (but no more than 30%) of the proceeds of this Offering will not be invested in our growth. See “Plan of Distribution and Selling Shareholders.” JH Terra is part of a private equity fund by JH Partners. That fund, formed in 2007, had an eight-year life with the right for two one-year extensions; the fund is now closed.    To accommodate an exit by JH Terra from the parent company, in 2017, JH Terra’s ownership in the parent company was exchanged for shares of our preferred stock to be sold in this Offering, at the rate of 30% of all shares sold in the Offering, up to the full repayment of their interest of $3.42 million. Thus, for the first $11,394,139 of proceeds from the sale of shares in this Offering, 30% of the shares would be sold by JH Partners, and they would receive $3.42 million. As a result, a minimum of 70% of proceeds from the sale of shares through this Offering will be available to us for Offering expenses and growth.

We can exercise a repurchase option to repurchase the Preferred Stock sold in this Offering. We have the right to repurchase Class A Preferred Stock at the greater of (i) fair market value, as determined by a qualified third-party selected by the Board of Directors of the company in its sole discretion, or (ii) the original issue price of the Preferred Stock plus any declared but unpaid dividends. The repurchase option can be used with respect to a particular share of Preferred Stock at any time after the 18 month anniversary of the original issue date of such share or immediately prior to the closing of a Parent Deemed Liquidation Event. A Parent Deemed Liquidation Event shall mean any of the following: (a) any consolidation or merger of our parent company with or into any other corporation or other entity or person, or any other corporate reorganization, (b) any transaction or series of related transactions to which our parent company is a party in which in excess of 50% of the parent company’s voting power is transferred, (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of our parent company, or (d) the sale of shares of our parent company’s common stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933.

We have one key executive upon which the company is highly dependent. We depend primarily on the skill and experience of Tom Szaky, our founder and CEO. If we are not able to call upon him for any reason, our operations and development could be harmed. Our parent company has a $15 million key man insurance policy in place for Tom, which would certainly support the company in finding one or more people to fill his big shoes.

We are effectively controlled by our parent company and its founder and three major investors. TerraCycle, Inc, our parent company, currently holds 90.9% of our stock, and will continue to control the company after the offering. Tom Szaky, Martin and Edith Stein Special Trust and BCP TerraCycle LLC hold approximately 40.9% of our parent company’s voting stock. At the conclusion of this Offering, our parent company and its stockholders will continue to own all of our voting stock. Investors in this Offering will not have the ability to control a vote by the stockholders or the board of directors.

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Investors in this Offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the company. The Preferred Stock offered in this Offering carry no right to vote on or consent to any matter that would otherwise be subject to the vote or consent of the company’s stockholders. Investors in this Offering will not have the ability to control a vote by the voting stockholders or the board of directors, and therefore will have no ability to influence the management or the direction of the company.

We have a complicated business model. Our business model is an aggregation of several types of business. We engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients (the majority of which are consumer packaged goods companies) that make products (brands) and help them implement sustainability initiatives as part of their marketing objectives. At the same time, we engage a network of collectors who earn charity awards for their efforts in collecting wastes to be shipped to our processing partners’ facilities for recycling. In addition, we are an operations and logistics company and manage hundreds of thousands of pick-ups, check-ins, sorting, warehousing, recycling and delivery of recycled materials nationally. As we focus on many kinds of waste materials that are not commonly recycled (because they generally have not been economical to recycle), we also conduct robust research and development activities to evaluate waste streams and the cost of recycling before we price a collection/recycle program for a given waste stream. Our complex business model requires a high level of coordination and could expose us to operational risks.

There may not be enough demand for our recycling programs. We will only succeed if there is sufficient demand for the recycling services we provide. The elimination or serious reduction in the use of disposable packaging would greatly impact our revenue.

A downturn in economy could adversely affect our business. A downturn in economy could reduce the number of brands willing to participate in our National Recycling Program or reduce the number of customers willing to purchase our Zero Waste Boxes. As a result, our revenue could be adversely affected.

We rely on certain third-party services, and our business will be negatively impacted if we are not able to access their services. We use third parties for shipment of collected wastes to our warehouses (principally UPS), third-party warehouses for storage, freight carriers to transport waste from warehouses to third-party recycling facilities, and third-party facilities for processing and recycling waste. If we are unable to affordably access any third-party services or maintain the cost of their services, our business operations could be disrupted and our revenues could be negatively impacted.

We are subject to federal and state laws regulating waste management and there could be adverse effects if we are not in compliance with all applicable laws. Federal and state laws regulate the collection, transportation, storage, and disposal of certain waste, including Universal Waste (batteries, pesticides, mercury-containing equipment, and mercury lamps). We, or our third-party vendors, could inadvertently violate federal and state laws during collection, transportation, storage, and processing of different waste streams, and if so, there could be adverse effects, such as regulatory actions, fines penalties, and liabilities.

Our revenues from material sales will fluctuate based on routine changes in commodity prices, complexity of materials collected, and varying deal sizes. While we collect and recycle a number of different materials, the majority of what we process for sale or implementation into new products is traditionally non-recyclable plastics. These plastics are both flexible and rigid, and range from simple single-polymer items like Polypropylene (#5) to complex multi-layer items that are categorized as Other (#5). Though these items can easily be used in the manufacturing of new raw materials and products, fluctuations in market conditions or demand for these not traditionally sought after materials can affect our operating income and cash flows negatively.

Our business depends on our reputation and the value of our brand. We believe that we have developed a reputation for our innovations, social and environmental responsibility, achievements, and unique business model and that our brand symbolizes these attributes. The TerraCycle brand name, trademarks and logos, and our reputation are powerful sales and marketing tools. Adverse publicity relating to us could tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity could reduce demand for our services. This reduction in demand, together with the dedication of time and expense necessary to defend and restore our reputation, could have an adverse effect on our financial condition, liquidity, and results of operations.

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A cybersecurity incident could negatively impact our business and our relationships with customers. We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking, and other online activities to connect with our employees and our customers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft, and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive, confidential, and proprietary information, including customers’ personal information, private information about employees, and financial and strategic information about us and our business partners. While we make best efforts to protect all data, our current measures on security breach prevention and incident response efforts may not be entirely effective. A cybersecurity incident could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability, and competitive disadvantage.

We may not realize the synergies and growth opportunities that are anticipated from acquisitions. Our business strategy includes growth through acquisition. We believe that synergies will come from the elimination of duplicative costs such as selling, general and administrative expenses, as well as the optimization of logistics, truck and plant utilization, and improvements in route density and facility optimization. Our success in realizing these synergies and growth opportunities depends on the successful integration of the acquired business with our pre-existing business and operations. Even if we are able to integrate these businesses and operations successfully, the integration may not result in the realization of the full benefits of the synergies and growth opportunities we expect.

We may not achieve the increased revenues, profits or synergies that we hoped for from the acquisition of Air Cycle Corporation’s assets. We recently acquired substantially all the assets of Air Cycle Corporation. While we made the acquisition in order to increase our revenues, there can be no assurance that we will successfully integrate Air Cycle’s assets with our operation such that expected synergies will be achieved or that revenues or profits will increase.

There has been no active public market for our stock prior to this Offering and an active trading market may not be developed or sustained following this Offering, which may adversely impact the market for shares of our stock and make it difficult to sell your shares. There is no formal marketplace for the resale of our stock. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.  Over-the-counter markets have from time to time experienced significant price and volume fluctuations. As a result, the market price of our stock (if any market were to develop) may be similarly volatile, and holders of our stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this Offering Circular.

The exclusive provision in our certificate of incorporation, bylaws and the subscription agreements may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes.

Section VII of our Certificate of Incorporation and Section 47 of our Bylaws contain exclusive forum provisions for certain lawsuits, see “Securities Being Offered – Class A Preferred Stock – Forum Selection Provisions” and “Securities Being Offered – Common Stock – Forum Selection Provisions.” Further, Section 6 of the subscription agreement for this Offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see “Securities Being Offered – Class A Preferred Stock – Forum Selection Provisions.” The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find the exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

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Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreements.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when our Preferred Stock is transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to those securities or to the transferor with regard to ownership of those securities, that were in effect immediately prior to the transfer of the Preferred Stock, including but not limited to the subscription agreement.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by the existing shareholder. The table gives effect to the sale of shares at 25%, 50%, 75% and 100% of the maximum amount offered.

	25% Raise	50% Raise	75% Raise	Maximum Raise
Price per Share	$100.00	$100.00	$100.00	$100.00
Shares Issued	62,500	125,000	187,500	250,000
Capital Raised	$6,250,000.00	$12,500,000.00	$18,750,000.00	$25,000,000.00
Less Sale of Existing Shares	$1,875,000.00	$3,418,200.00	$3,418,200.00	$3,418,200.00
Less: Offering Costs (Max)	$375,000.00	$750,000.00	$1,125,000.00	$1,500,000.00
Net Offering Proceeds (Min)	$4,000,000.00	$8,331,800.00	$14,206,800.00	$20,081,800.00
Net Tangible Book Value Pre-Financing (06/30/2018)	$4,036,593.00	$4,036,593.00	$4,036,593.00	$4,036,593.00
Net Tangible Book Value Post-Financing	$8,036,593.00	$12,368,393.00	$18,243,393.00	$24,118,393.00

Shares Fully Diluted Pre-Financing	534,182	534,182	534,182	534,182
Fully Diluted Post-Financing Shares Issued and Outstanding	562,500	625,000	687,500	750,000

Net Tangible Book Value per Share Prior to Offering	$7.56	$7.56	$7.56	$7.56
Increase/(Decrease) per Share Attributable to New Investors	$64.00	$66.65	$75.77	$80.33
Net Tangible Book Value per Share After Offering	$14.29	$19.79	$26.54	$32.16
Dilution per Share to New Investors	$49.71	$46.86	$49.23	$48.17

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Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. In the event this occurred, you would own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than would new investors in that subsequent round. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes).

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

We are offering a maximum of 250,000 shares of non-voting Class A preferred stock at $100 per share on a “best efforts” basis. The minimum investment is 7 shares, or $700. To date, we have sold 22,500 of these shares.

We will use our existing website, www.TerraCycle.com, blogs, and other social media to provide notification of the Offering. Persons who desire information will be directed to a landing page operated by us describing the Offering.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on our website, Capital2Market’s transactional system, and on a landing page that relates to the Offering.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH. The subscription agreement requires investors to answer certain questions to determine compliance with the investment limitation set forth in the securities laws, disclose that the securities will not be listed on a registered national securities exchange upon qualification, and that the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investor’s most recently completed fiscal year are used instead. The investment limitation does not apply to accredited investors, as that term is defined in Rule 501 under the Securities Act of 1933, as amended.

Atlantic Capital Bank (the “Escrow Agent”) will serve as escrow agent in accordance with Rule 15c2-4 of the Securities Exchange Act of 1934, as amended. Investor funds will be held in a segregated bank account at an FDIC insured bank pending closing or termination of the offering. All subscribers will be instructed by us or our agents to transfer funds by wire or ACH transfer directly to the escrow account established for this offering or deliver checks made payable to “TerraCycle US Inc.,” which will be promptly deposited into such escrow account no later than noon the next business day after receipt. We may terminate the offering at any time for any reason at our sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in an acceptance by the company of their investment. If we terminate the Offering, or if your investment is not accepted by the company, your escrowed funds will be promptly returned.

We have engaged C2M Securities, a division of Strategic Capital Investments, a broker-dealer registered with the Commission and a member of FINRA and SIPC, to perform the following functions in connection with this offering:

●	qualify investors, including, but not limited to, conducting Know Your Customer, OFAC checks, AML compliance, and suitability reviews;

●	gather additional information or clarification from prospective investors, working as necessary with us and/or our agents;

●	provide us with prompt notice for subscriptions that cannot be accepted; and

●	transmit the subscription information data to Computershare, our transfer agent.

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As compensation for the services listed above, we have agreed to pay the Placement Agent a commission equal to one percent (1%) of the total amount invested by investors in the Offering. We also have agreed to pay the Placement Agent and third party broker-dealers who introduce purchasers of Class A Preferred Stock a commission equal to five percent (5%) of the total number of shares sold through them in the Offering, and to issue to the Placement Agent and such third party broker-dealers warrants to purchase shares of Class A Preferred Stock described below under the caption “Warrants Issued to Placement Agent and Introducing Broker-Dealers.”   We have agreed to pay Capital2Market LLC, an affiliate of Capital2Market Holdings LLC, $40,000 for basic licensing and service of technology to support the Offering. We have also agreed to pay Capital2Market LLC an average $5 fee per investor processed for us, which fees in the aggregate shall not exceed $40,000. We have agreed to pay $500 to the Escrow Agent to set up the escrow account.  It is anticipated that solicitation activity on our behalf will be conducted by registered representatives, and a portion of the sales commission received by the Placement Agent will be paid to those registered representatives.

Computershare will serve as transfer agent to maintain stockholder information on a book-entry basis.

Warrants Issued to Placement Agent and Introducing Brokers

We have agreed to issue to the “Placement Agent” and third party broker-dealers who introduce purchasers of Class A Preferred Stock warrants to purchase five percent (5%) of the total number of shares of Class A Preferred Stock sold by an introducing broker (including the Placement Agent) in the Offering, allocated between Placement Agent (1%) and the introducing brokers (4%) at each closing of the Offering. The warrants will be exercisable, in whole or in part, commencing on a date which is six months after the commencement of sales in this Offering and expire on the earliest of (i) the three-year anniversary of the commencement of sales of the Offering, (ii) the consummation of a Deemed Liquidation Event (as hereinafter defined) and (iii) the consummation of a public offering of the company’s shares of common stock pursuant to an effective registration statement under the Securities Act (an “IPO”). As used herein, “Deemed Liquidation Event” shall mean any of the following: (a) the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the company, (b) any consolidation or merger of the company with or into any other corporation or other entity or person, or any other corporate reorganization, (c) any transaction or series of related transactions to which the company is a party in which in excess of 50% of the company’s voting power is transferred, (d) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the company. The warrants will have an initial exercise price per share of $100 per share, which is equal to 100% of the price per share in this Offering, subject to adjustment for stock splits. The Placement Agent and the introducing brokers will agree not to sell, transfer, assign, pledge or hypothecate the warrants, or any portion thereof, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities for a period of one hundred eighty days following the commencement of sale in the Offering to anyone other than transfers or assignments to a bona fide officer or partner of the Placement Agent or introducing broker; and only if any such transferee agrees to the foregoing lock-up restrictions.

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Investors’ Tender of Funds and Return of Funds

After the Commission has re-qualified the Offering Statement, we will accept tenders of funds to purchase the preferred stock. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by the Escrow Agent, and will be transferred to us upon Closing. There is a “Closing” each time we accept funds transferred from the Escrow Agent. The escrow agreement can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part. Upon closing, funds tendered by investors will be made available to us for our use. The Offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) January 30, 2020; or (c) the date upon which a determination is made by the company and the underwriter to terminate the Offering.

In order to invest you will be required to subscribe to the Offering via our website or via www.ownterracycle.com and agree to the terms of the offering and the subscription agreement.

Selling Securityholders

JH Terra, LLC (“JH Terra”), a special purpose vehicle that invested in TerraCycle, Inc. (our parent company) between 2007-2008 will sell up to 34,182 shares in the company, having exchanged its previous holding in TerraCycle, Inc. for shares of the company. JH Terra’s arrangement to exchange its previous holding for our shares was subject to an exchange agreement and a securities escrow agreement. The shares exchanged and offered will not exceed 30% of the shares sold through this Offering.

Selling securityholder	Amount owned prior to Offering	Amount offered by selling securityholder	Amount owned after the Offering

JH Terra, LLC	30% of the shares to be sold through this Offering	30% of the first 113,940 shares sold through this Offering	None

JH Terra is the only selling securityholder known at this time. John Hansen is the person who has sole voting power for JH Terra.

Many of the parent company’s stockholders have held their shares for over 10 years. At this time, the only parent company stockholder that has converted its parent company stock into our shares is JH Terra. JH Terra will sell up to 34,182, or 30% of the first 114,000 shares sold in this Offering. As of the date of this Offering Circular, JH Terra has sold 6,750 shares.

If and after sales of equity in the current Offering exceed $11,349,139 (the amount that would allow JH Terra to sell all of its interests in the company for $3,418,242), the parent company may choose to file an amendment to the Offering Statement of which this Offering Circular forms a part, and exchange some of its common shares for Class A preferred shares to be sold as part of this Offering. At no point will stockholders in the parent company sell more than 30% of the shares in this Offering, thus, a minimum of 70% of proceeds from the sale of shares through this Offering will be available to us for Offering expenses and growth.

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USE OF PROCEEDS TO ISSUER

We have already sold $2,250,000 in shares; currently the funds are still in escrow.

While we intend to run an efficient marketing effort for the Offering, we are budgeting for a total (including amounts already spent) of $1.5 million of marketing, broker dealer fees, legal and other expenses (based on a fully subscribed offering of $25 million). If we raise less money, variable offering costs will decrease proportionately.

In the event that the Offering is fully subscribed, representing a sale of 250,000 shares for $25 million, the following describes the anticipated the use of proceeds:

•	JH Terra would sell 30% of the first $11,394,139 of total shares sold and thus would receive $3,418,242 million.

•	This would result in the company receiving gross proceeds of $21,581,758.

From these proceeds, the company estimates that it will have spent up $1.5 million to cover expenses of a fully subscribed offering, including reimbursement to the company of associated pre-closing expenses.

Thus, the net proceeds to the company from the sale of equity is anticipated to be $20 million. We plan to use the net offering proceeds as follows:

●	Approximately $3.5 million for hiring more staff for existing and new departments in the US;
●	Approximately $15 million for acquiring companies which would expand and/or complement our business (approximately $2.8 million of which will be used to repay short-term financing from the seller and an affiliated TerraCycle company, the proceeds of which were used for the October 31, 2017 acquisition of Air Cycle Corporation’s assets for a purchase price of $3.3 million ($0.7 million for inventory, $0.1 million for equipment, and $2.5 million for intangibles) (the “Air Cycle Loan”); the Air Cycle Loan had an initial principal amount of $2.775 million, has a maturity of 48 months and matures September 30, 2021, is subject to a 6% interest rate, is secured by the assets acquired and is initially repayable at $50,000 per month) ; and
●	Approximately $1.5 million to expand and improve the facilities at headquarters.
●	Approximately $5,000 for payments to charities based on 500 investors each redeeming 999 charity points.

If the Offering size is $20 million, then we estimate that the net proceeds will be approximately $15.2 million (after taking into account the JH sale and $1.3 million in expenses). In such an event, we will use the net offering proceeds as follows:

●	Approximately $3 million for hiring more staff for existing and new departments in the US;

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●	Approximately $11 million for acquiring companies which would expand and/or complement our business (approximately $2.8 million of which will be used to the Air Cycle Loan); and
●	Approximately $1.2 million to improve the facilities at headquarters.
●	Approximately $5,000 for payments to charities based on 500 investors each redeeming 999 charity points.

If the Offering size is $12.5 million, then we estimate that the net proceeds will be approximately $8 million (after taking into account the $3.5 million to JH and $1 million in expenses). In such an event, we will use the net offering proceeds as follows:

●	Approximately $2.0 million for hiring more staff for existing and new departments in the US;
●	Approximately $5.5 million for acquiring companies which would expand and/or complement our business (approximately $2.8 million of which will be used to repay the Air Cycle Loan); and
●	Approximately $0.5 million to improve the facilities at headquarters.
●	Approximately $5,000 for payments to charities based on 500 investors each redeeming 999 charity points.

In the event we elect to close the Offering at $8 million, then we estimate that the net proceeds will be approximately $4.8 million (after taking into account $2.4 million to JH and $800,000 in expenses). In such an event, we will use the net offering proceeds as follows:

●	Approximately $1 million for hiring more staff for existing and new departments in the US;
●	Approximately $2.8 million to repay the Air Cycle Loan, and
●	Approximately $0.5 million to improve the facilities at headquarters.
●	Approximately $5,000 for payments to charities based on 500 investors each redeeming 999 charity points.

Because the Offering is a “best efforts” offering, we may close the Offering without sufficient funds for all the intended purposes set out above.

The company reserves the right to change the above uses of proceeds if management believes it is in the best interests of the company.

The allocation of the net proceeds of the Offering set forth above represents the company’s estimates based upon its current plans, assumptions it has made regarding the industry and general economic conditions and its future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of the company’s management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of the company’s actual expenditures will depend upon numerous factors, including market conditions, cash generated by the company’s operations (if any), business developments and the rate of the company’s growth. The company may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that the company does not raise the entire amount it is seeking, then the company may attempt to raise additional funds through private offerings of its securities or by borrowing funds. The company does not have any committed sources of financing, but the parent company does have approximately $5.7 million in cash reserves to support the growth of its subsidiaries in the discretion of its Board of Directors.

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THE COMPANY’S BUSINESS

Overview

TerraCycle, Inc, is our parent company and owns 100% of our stock. TerraCycle US, LLC is our wholly owned operating subsidiary. While we were only formed in August 2017, our parent company has been operating in the US since 2003, and internationally since 2009, and our operating subsidiary has been operating in the US since January 1, 2014. At that time, our now wholly owned subsidiary assumed and has since operated all US business activities previously associated with our parent’s US operations. We conduct our business only in the United States and exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. We own the two buildings that comprise TerraCycle’s global headquarters (the parent company pays us rent).

Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. Economics is the driving factor determining what gets recycled. Universally, wastes are recycled when they are cheaper to produce from recycled materials over virgin materials. This is the case for paper, glass, certain metals and rigid plastics like water bottles. With most waste streams, however, it’s cheaper to make new products from virgin materials than it is to collect, sort, transport and recycle. We address these economics by providing premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use. Through their engagement with TerraCycle and our recycling services, these parties achieve sustainability objectives and in some cases, increase their business or market share.

Principal Products and Services

In the United States, we currently operate four principal business divisions that generate revenue: National Recycling Programs, Zero Waste Boxes, Material Sales, and Regulated Waste.

National Recycling Programs (AKA Brand Sponsored Collection Programs)

National Recycling Programs, also called Brand Sponsored Collection Programs, are turnkey programs we design and administer for manufacturers/brands that seek to recycle their products or packaging. For example, Colgate has contracted with us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs are free to the public and offered on our website, www.TerraCycle.com.

Everyone, including individuals, schools, office building, municipalities, may sign up through our website to become a collector of any brand-sponsored waste. After signing up, a collector would begin collecting the waste in any box, which when full, would be shipped to one of our warehouses using a free UPS mailing label downloaded from our website.

In return, the collector receives “TerraCycle charity points.” These points are awarded based on the net weight of the waste items collected. Although programs differ, the points can usually be converted into a $0.02 payment per waste item collected to a charity or school designated by the collector.

The cost of shipping the waste to our warehouse and recycling center, storage, recycling, and charity donations/gifts associated with each shipment are incorporated into the pricing of our waste collection services in our contracts with the sponsoring brands. The sponsoring brand also pays us a management fee for administering the program as well as significant marketing and promotional services. Through our engagement with the public in our collection network, the sponsoring brands receive positive recognition in the press and social media for their role in enabling recycling of otherwise non-recyclable waste.

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The waste items collected from the programs are sorted, aggregated, and stored in our warehouses until there is sufficient quantity of a particular waste from which we can recycle into new materials. We arrange for the waste to be transported and recycled from the warehouses to a third-party recycling facility. We pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets, according to our specification. In the recycling process, approximately 3% waste is accepted and typically includes purges as well as various non-compliant materials. To our knowledge this is accepted as an industry standard.

As of November 2018, we have over 50 brand sponsored national recycling programs, operating in 48 states. These programs generated $6.647 million in revenue in 2017.

Zero Waste Boxes

Zero Waste Boxes can be used to collect a specific waste stream (like coffee capsules) or a category of waste (such as non-compostable kitchen or bathroom waste). Whereas National Recycling Programs are paid for by the sponsoring brand and are free to the collector, Zero Waste Boxes are paid for by the collecting customer.

We sell these boxes directly to end users through our website, resellers (like Amazon and Staples), and to event organizers, such as conferences or concerts that seek to reduce their waste footprint. We also provide private label box services for companies and distributors that seek to offer a recycling option as part of their sale or service. Pricing of the boxes depends on size, weight, costs to recycle, value of recycled materials, and whether sorting is needed.

The boxes are affixed with a pre-paid shipping label. Once a box is filled with the specified waste, the customer would arrange a UPS delivery of the box to our warehouse for sorting, aggregation, storage, and ultimately recycling into new materials for sale by our Materials Sales department.

Similar to the waste items collected from the brand sponsored programs, we arrange for waste to be transferred from the warehouses to a third-party recycling facility once there is sufficient quantity of a particular waste that can be recycled. We will pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets according to our specification. The cost of transportation of waste items from the warehouse to the recycling center, as well as the cost of recycling, are factored into the cost of the box sold to the customer.

We currently offer more than 100 categories of publicly offered Zero Waste Boxes on our website. This division generated $1.883 million in 2017 sales.

Materials Sales

TerraCycle recycles a wide range of traditionally non-recyclable materials collected through the National Recycling and Zero Waste Box programs. For example, coffee capsules often include both plastic and metals, as well as coffee grounds. Pens generally include a range of plastics and metals. In almost all cases, all plastics are turned into new plastic pellets that can be used to make new products by third-party manufacturers, and metals are separated and sold on to buyers of recycled metals. Organic materials such as coffee grounds and cigarette ash are separated and sent to composting. A small percentage of the materials we receive, such as purges and non compliant materials (approximately 3% as stated above) cannot be recycled and are sent to disposal.

Although we principally recycle plastic materials ranging from simple single-polymer items like Polypropylene (#5) to complex multi-layer items (that are categorized as Other (#5)), we also recycle complex streams like clothing, furniture, and electronics.

Our Material Sales team either sells the materials to a buyer before we incur the cost of recycling, in which case we pay a third-party recycler for the recycling, or we deliver the sorted collected materials to a processor that will recycle and sell the recycled materials to a manufacturer. The manufacturers then incorporate the recycled materials into new products.

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In many cases, our Materials Sales team works with our R&D team to recycle collected waste into a format that meets the unique specifications requested by the buying parties. In our R&D lab at headquarters, we are able to perform relatively sophisticated sample testing; we outsource any production work to strategic processors so that we can ensure that the sample meets client needs. When an order is ready to move into production, we move aggregated loads of materials from our storage facilities to one of several third-party processing (or conversion) facilities. This third-party recycling center will then perform the necessary processing work (such as shredding, washing, drying, pelletizing, compounding, etc.) to produce recycled pellets that meet the specified deliverables of our clients. In many cases, the processed materials are then sent to our client’s third-party manufacturer for immediate incorporation into new products.

Our Material Sales division generated $3.952 million in revenue in 2017 and is growing. Given that recycled materials are a commodity and thus pricing is dictated by market conditions, this division traditionally generates lower margin than other business divisions of the company (that have more unique product offerings that can be priced at a premium).

In addition to the above programs, we are actively exploring and developing new programs and services in the following areas:

Route Logistics

Our current programs largely rely on an outsourcing model. We use UPS for shipment of collected wastes, third-party warehouses for check-in and storage, freight carriers to transport waste from warehouses to third-party recycling facilities, and third-party facilities for processing and recycling waste. While this model enables us to operate with almost no capital expenditures and limited fixed overhead, shipment through UPS is expensive compared to transportation using our own fleet if we could collect sufficient volume of waste at a time.

Therefore, over the coming years, we plan to explore strategically partnering with local service companies, such as document shredding companies or other waste management companies, to provide route logistics services in areas where there is sufficient and steady volume of waste stream to realize savings in transportation. If developed, this business unit would become part of our Materials Sales division.

Storied Plastics

As discussed above, the Material Sales division typically sells recycled materials at a price competitive in the market and thus, at lower margins than generated by other business units. In recent months, however, we’ve developed several opportunities to sell recycled materials at premium prices.

TerraCycle’s “storied plastic,” carries a narrative about the material’s prior usage and thus generates special meaning to new products that incorporate those plastics. The best example of storied plastic is our “beach plastic” initiative, which has been the genesis for our belief that a range of recycled materials from TerraCycle can be sold at a premium price.

In January 2017, our parent company announced a collaboration with Procter & Gamble (P&G) in its campaign to use recycled beach/ocean plastics in Head & Shoulders shampoo bottles. The brand is producing the world’s first recyclable shampoo bottle made from up to 25% recycled beach plastic. As of August 2017, these Head & Shoulders bottles were exclusively sold at Carrefour (one of the world’s largest retailers) in France. P&G has announced plans to roll this initiative out globally. P&G has also expanded the inclusion of TerraCycle collected and recycled ocean and beach plastics into multiple business units (including dish soap and other hair care products) at much larger volumes over time, as the supply becomes stable. Each P&G business unit will use a specific type of plastic from our beach and ocean collections to replace materials that those products were traditionally made from. For instance, Head & Shoulders is using the HDPE portion of the beach plastic collections for its shampoo bottles. The beach plastic division expects to sell over 40 tons of material worldwide in 2018, generating roughly $750,000. This business unit is part of our Materials Sales division.

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P&G pays TerraCycle a higher than commodity price to source, collect and recycle these materials. It is incentivized to do so because inclusion of the materials generates significant media and consumer interest in the products.

To generate collections, we have engaged a network of organizations that are already cleaning up beaches. We accept all rigid beach plastics that are found along any shoreline. Participation is free to collecting organizations; all shipments must be sent through a freight shipment that is coordinated and paid for by TerraCycle. The recovered plastic is then shipped to one of our warehouses where a manual sortation process removes contaminants, such as organic matter, flexible plastic bags and films, rope, and fishing nets – anything that doesn’t qualify as a rigid plastic. Once that work is complete, the material will be sent to one of several third-party processing facilities where it is further separated by plastic composition, cleaned, and converted into a format that is suitable for our brand partner’s product molding facilities.

Given the premium price that P&G has committed to pay for these beach plastics, our parent company and we are able to finance multi-country collections and invest in personnel to manage the complex supply chain. Since this partnership announcement was made at the World Economic Forum in Davos in January 2017, other major brands have contacted us to seek the use of other “storied plastic” materials that they can make into new recyclable packaging. We see a growth opportunity here and will be further developing the Storied Plastics division out of the Materials Sales team.

Regulated Waste

Our Regulated Waste division, deals with “Universal Waste”, a term coined by the US Environmental Protection Agency (the “EPA”). It refers to categories of hazardous (and thus regulated) waste that are broadly available and significantly less hazardous than traditionally hazardous materials. There are four types of Universal Waste:

●	Florescent lamps
●	Batteries
●	Pesticides
●	Mercury-containing equipment

Federal and state laws (with some variance by state) mandate that Universal Waste cannot be put into municipal solid waste; but rather, must be specially treated through an EPA registered Universal Waste processing company. As the vast US community of users of these items is required by law to pay for treatment of these waste streams, the size of the market is large.

On October 31, 2017, we also acquired substantially all the assets of Air Cycle Corporation, a 20-year old operating Universal Waste company that both collects through pre-paid boxes (similar to our Zero Waste Boxes), and through bulk collections at hotels, office buildings, factories and other large users of these items. We opened the TerraCycle Regulated Waste division as an extension of the Zero Waste Box division in November 2017, immediately after the acquisition of Air Cycle’s assets. The assets acquired from Air Cycle Corporation comprised all of Air Cycle’s tangible assets such as machinery, furniture, fixtures, supplies and certain inventory, the rights of Air Cycle under its contracts, it intellectual property and its books and records.

Consistent with its practices in other operating divisions, TerraCycle does not own and operate Universal Waste processing facilities; rather, all collected waste is shipped directly to third-party EPA registered Universal Waste processing companies.

TerraCycle anticipates significant synergies between its partners in Brand Sponsored Collection Programs, customers for its Zero Waste Boxes, and customers that are required to process Universal Waste streams. Steps that we have taken toward integrating include eliminating ineffective outside marketing and bringing it in-house, leveraging corporate relationships, and new hires in sales and public relations. In addition, working with our R&D team, we seek to utilize the most ecologically sound processing facilities for Universal Waste, and to maximize the amount of recycling involved in the process.

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Market

Most of our revenue is generated by the Brand Sponsored Collection Programs and by over 50 sponsoring companies. We rely on some of our major brand partners, Procter & Gamble, Garnier, Bausch & Lomb, Santa Fe Natural Tobacco, Colgate, Mars, Tom’s of Maine, Kiehl’s, and Entenmann’s, for the steady revenue generated by this business.

We do not rely on any particular customer for our Zero Waste Box business.

CTC Plastics and Green Mantra were our top two buyers for our Material Sales business over the past 12 months.

Competition

National Recycling Program/Brand Sponsored Collection Programs

We believe that our National Recycling Program has a unique business model and therefore has no direct competition.

In many ways, our Brand Sponsored Collection business model is an aggregation of several types of business, allowing us to engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients that make products (brands) and help them implement sustainability initiatives as part of their marketing objectives. We are also an operations and logistics company managing hundreds of thousands of pick-ups, check-ins, sorting, warehousing, recycling and delivery of recycled materials nationally. Additionally, we conduct research and development activities to evaluate waste streams before we contract to collect and recycle a particular type of waste, which has resulted in our developing innovative and pioneering recycling solutions for previously non-recycled waste streams.

Because our unique business model incorporates marketing and public relations services, our customers experience market related benefits accompanying the resultant sustainability gains. These benefits justify their covering the costs of collecting and recycling traditionally “non-recyclable” waste streams, which, TerraCycle implements without either losing money or obtaining government or charitable subsidies. We believe that no other companies currently collect and recycle most of the waste streams that we principally focus on.

Zero Waste Box

Similar to the National Recycling Program, this division focuses on recycling waste streams that are rarely recycled, such as factory gloves, coffee capsules, etc. There is not much economic incentive to collect and recycle them; we are not aware of much competition for any of the waste streams collected through zero waste boxes, and know of no other company that provides a similar service for diverse categories of generally non-recyclable waste.

Regulated Waste

There is, however, significant competition in the Regulated Waste space, as there are companies, many much larger than us, that collect and process Universal Waste. We believe, however, that we will be able to grow a significant Universal Waste business, differentiating ourselves from the competition because of our name and reputation, our ability to tap into our significant corporate customers, and our unique synergies between our various business units and service offerings, including our rare ability among waste collectors to generate favorable publicity for our clients.

Material Sales/Storied Plastic

TerraCycle does not sell traditional commoditized plastics like HDPE (milk jugs) and PET (soda/water bottles). We sell traditionally non-recyclable plastics to processors and end users in the United States. Generally speaking, these materials are not in high demand; it takes a unique pitch to convince an outside company to use these materials in their supply chain. While there are plenty of other recyclers that process and sell traditional commoditized plastic, we believe TerraCycle is uniquely positioned to corner the market for non-traditional items. Our business model, starting with the front-end collection programs, gives our Material Sales team the flexibility to move material downstream using a wide range of options and pricing.

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As part of P&G’s campaign to use recycled beach plastic for its shampoo, laundry detergent, and dish soap bottles, we (and our parent) are now leading one of the world’s largest beach/ocean plastic collection efforts through a range of non-government organizations in multiple countries. While there is competition in the space of recycling and selling storied plastic, we believe there is little comparison in terms of broad public engagement and scale.

Research and Development

In 2016 and 2017, in addition to a dedicated staff that utilizes owned and leased equipment to evaluate and combine various waste streams, we spent $177,000 and $107,000, respectively, in third party laboratories for research and development. These amounts include the R&D expenses allocated to us by the parent company and the $18,000 in 2016 and $93,000 in 2017 incurred directly by our operating subsidiary. Our R&D activities analyze waste streams to evaluate the cost of recycling before we price a collection program for a given waste stream. We expect to continue to expend similar amounts for R&D activities in 2018. It should be noted that most US waste companies are focused on the landfill business, so their principal function is move waste from collection locations to disposal destinations. Very few have R&D departments to innovate on new life for used waste streams.

Employees

We contract for approximately 60% of the time of our parent company’s employees (discussed in more detail under the “Interest of Management and Others in Certain Transactions” below). Additionally, we have 52 full-time employees and no part-time employee working out of Trenton, NJ.

Regulation

Our core business is to offer a service to collect, store, transport, and recycle post-consumer materials.  These materials are generally not hazardous and are not subject to federal or state regulations, as such regulations generally apply only to solid waste or hazardous materials.  Since the materials are not solid waste, TerraCycle is exempt from the requirements outlined by US EPA and the environmental departments of the 48 states in which we operate.

In some cases, TerraCycle provides solutions for materials that have slightly hazardous qualities such as aerosol containers. Shipping of aerosols is regulated by the US Department of Transportation, which provides for an exemption of limited quantity shipments of compressed gas. Our shipment of aerosols fits within the limited quantity exemption, and the aerosol canisters are shipped to third party aerosol recyclers that are licensed by the EPA.

Intellectual Property

Our parent company has registered a number of trademarks, including the Infinity Arrow logo and “TerraCycle”, “ELIMINATING THE IDEA OF WASTE”, “Brigade”, and “Outsmart Waste”.

Neither we nor our parent hold any patents and have not applied for any patents.

Litigation

We are not involved in any litigation and we are not aware of any pending or threatened legal actions.

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THE COMPANY’S PROPERTY

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. Certain areas of the buildings are not yet insulated or set up with heating and cooling. As we grow, it will be important to make improvements to expand the workspace in the buildings. The buildings are estimated to be valued at $1 million. There are two mortgages on the buildings totaling to approximately $500,000 at the time of this offering. We receive revenue from our parent company for its pro-rata use of the buildings.

We lease a warehouse located at 57 North Johnston Avenue, Hamilton, NJ. We also use third-party warehouses located in Macon, GA, Williamsport, MD, Hagerstown, MD, and Madison, IL.

In addition to the real estate properties above, we lease-to-own lab equipment at headquarters that allow our R&D team to analyze waste streams to evaluate the cost of recycling before we price a collection program for a given waste stream. The equipment has a gross value of $54,202 and $66,902 and a net book value of $23,304 and $40,744 as of December 31, 2017 and 2016 respectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2017 and December 31, 2016 should be read in conjunction with our consolidated financial statements and the related notes included in this Offering Circular. The consolidated financial statements included in this Offering Circular are those of TerraCycle US, LLC (our wholly owned subsidiary) and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC has been operating in the United States since January 1, 2014. At that time, our now wholly owned operating subsidiary assumed all income and expenses associated with our parent company’s US operations, which had been operating since 2003. The consolidated financial statements include the accounts of TerraCycle US, LLC and its domestic subsidiary, which is wholly owned. On August 14, 2017, TerraCycle, Inc., (the sole member of TerraCycle US, LLC) contributed that membership in TerraCycle US, LLC to us. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

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Operating Results

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Our net sales are derived primarily from sale of products and services in four principal operations: National Recycling Programs (aka Brand Sponsored Collection Programs), Zero Waste Boxes, Material Sales, and Regulated Waste. Our net sales increased to $13,727,671 for the year ended December 31, 2017 from $9,960,446 for the year ended December 31, 2016, an increase of $3,767,225 or about 38%. This increase was due to:

•	An approximate $249,000 increase in sales for Brand Sponsored Collection Programs, driven by $531,000 product add-on sales to our partners, which more than offset declines in annual fixed fees and service-related fees.
•	Zero Waste Box revenues increasing by approximately $562,000, driven by the continued expansion of this business.
•	Material Sales increasing by approximately $1,570,000, fueled by increased business with major retailers IKEA and Target.
•	Regulated Waste added approximately $1,003,000 in revenue through the acquisition of the Air Cycle (“ACC”) business.
•	Approximately a $384,000 revenue increase in the Corporate segment.

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated to the delivery of services. The cost of revenues increased to $8,179,980 for the year ended December 31, 2017 from $5,802,855 for the year ended December 31, 2016, an increase of $2,377,125 or about 41%. The increase in cost of revenues was primarily due to:

•	Approximately $304,000 related to the increase in product revenue.
•	Approximately $379,000 processing costs associated primarily with the Zero Waste Box business.
•	Approximately $981,000 associated with the higher Materials Sales revenue.
•	Approximately $540,000 related to Regulated Waste revenue.
•	About $141,000 of additional employee expenses.

Our gross profit was $5,547,691 for the year ended December 31, 2017 compared with $4,157,591 for the year ended December 31, 2016, a 33% increase. Gross margins decreased to 40.4% for the year ended December 31, 2017 from 41.7% for the year ended December 31, 2016.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses totaled $4,625,528 for the year ended December 31, 2017 and $2,718,149 for the year ended December 31, 2016, an increase of $1,907,379 or about 70%. The primary factors for this increase were:

•	Approximately in $357,000 higher employee costs.
•	Approximately $400,000 of administrative expenses related to the acquired ACC business.
•	Approximately $234,000 related to professional and consulting fees, mainly associated with the additional audit and tax work on the corporate restructuring and the acquisition of the ACC business.
•	Approximately $695,000 of higher TCI management and IP licensing fees, in part related to the higher revenue of the business.
•	Approximately $73,000 increase in R&D expenses and $150,000 in office expenses, including increased travel and real estate taxes.

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Other expenses consist of interest expense and foreign currency exchange. Other expenses increased to $58,287 for the year ended December 31, 2017 from $24,965 for the year ended December 31, 2016. The primary drivers of this increase were:

•	Approximately $28,000 increase in interest attributed to the seller’s note used to finance the acquisition of the ACC business discussed below.
•	Approximately $3,000 increase in foreign currency exchange fees, mainly derived from our transactions with Canadian vendors.

In 2017, the company recorded a provision for income tax of $675,735. The company is part of the consolidated tax return of its parent company, TCI, and as such, the parent includes the company’s taxable income or loss on its income tax returns. The company signed a Tax Sharing Agreement with its parent company effective January 1, 2017 by which the company pays the parent for the estimated income tax liability had it been a deconsolidated entity for income tax purposes. Concurrent with this agreement, TCI pushed down to the company the corresponding portion of $1,163,085 of the deferred tax asset recorded in TCI in 2016. The tax provision includes $179,008 corresponding to the taxes it owes TCI pursuant to the tax sharing agreement, and $496,727 deferred income taxes. Prior to January 1, 2017, the company was treated as a limited liability company for federal and state income tax purposes, and the parent company included the company’s taxable income or loss on its income tax returns. Accordingly, no provision or liability for income taxes were included in the 2016 financial statements.

As a result of the foregoing, the company’s net income decreased to $188,141 in 2017 from $1,414,477 in 2016.

Six Months Ended June 30, 2018 compared to Six Months Ended June 30, 2017

Our net sales are derived primarily from sale of products and services in four principal operations: National Recycling Programs (aka Brand Sponsored Collection Programs), Zero Waste Boxes, Material Sales, and Regulated Waste. Our net sales increased to $9,453,499 for Interim 2018 from $6,502,734 for Interim 2017, an increase of $2,950,765 or about 45%. This increase was due to:

•	Regulated Waste added approximately $3,707,000 in revenue through the acquisition of the Air Cycle (“ACC”) business.
•	Zero Waste Box revenues increasing by approximately $911,000, or 110%, driven by the continued expansion of this segment across individual and corporate customers.

However, the increase was partially offset by:

•	Brand Sponsored Collection Programs decreasing by approximately $338,000, or 10%, mainly driven by a timing impact decrease of $394,000 in add-on product services (expected to be recovered the second half of the year), partially offset by an increase of $56,000 in the waste collection program business.
•	Material Sales decreasing by approximately $1,056,000, or 43%, which reflects that large deals that were accounted for in the Interim 2017 results.

In addition, certain corporate items are included in net sales. This relates to assets that are not managed directly by the reportable segments. This segment decreased by approximately $274,000 during this period due to the increase in deferred revenue on the variable fees charged to customers related recycling products or packaging through a sponsored collection or zero waste program or fees to the collection and recycling of products, which are not recorded at the segment level (mainly Zero Waste Box and Regulated Waste).

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated to the delivery of services. The cost of revenues increased to $5,183,352 for Interim 2018 from $3,456,004 for Interim 2017, an increase of $1,727,348, or about 50%. This was driven by $1,931,000 cost added by the new Regulated Waste segment, partially offset by a decline of $204,000 in costs in the other segments in line with the net revenue decrease of those segments.

Our gross profit was $4,270,147 for Interim 2018, an increase of $1,223,417, or 40%, compared to same period last year of $3,046,730. Gross margin decreased to 45.2%, compared to 46.9% same period last year.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses totaled $3,364,036 for Interim 2017 and $1,970,764 for Interim 2017, an increase of $1,393,272 or about 71%. The primary factors for this increase were:

•	Approximately in $1,189,000 related to the acquired Regulated Waste business segment.
•	Approximately $116,000 related to salary expense.
•	Approximately $20,000 related to professional fees.
•	Approximately $68,000 related to intercompany charges.

Other expenses, primary interest expenses, increased by $65,822 from $14,081 for Interim 2017 to $79,903 this year, due to the servicing of the seller’s note to finance the acquisition of the Regulated Waste business segment.

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Income tax provision decreased by $191,156 to $223,510 from $414,666 last year, due to the decrease in the corporate tax rate from 34% to 21% included in the Tax Cuts and Jobs Act of December 22, 2017.

As a result of the foregoing, the net income of the company decreased by $44,521 to $602,698 for Interim 2018, from $647,219 in same period last year.

Liquidity and Capital Resources

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on April 1, 2029. As of June 30, 2018, the outstanding principal on that loan was approximately $236,000.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. As of June 30, 2018, the outstanding principal on that loan was approximately $270,000.

On October 31, 2017, the company entered into a promissory note payable for the acquisition of ACC. The note is payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. Additional payments are due equal to 60% of the net income generated by the business, as defined, after April 30, 2019. It is the intention of the company to repay this loan during 2018 with the expected proceeds of the capital raise. The amount outstanding under the promissory note payable was approximately $2,480,000 at June 30, 2018.

The company contracts with various third party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements, with the exception of one facility located in Hamilton Township, NJ near our headquarters in which the company has entered into a lease agreement with a stockholder of its parent company that expires on January 31, 2020. The total amount paid for that lease for Interim 2018 was $94,500,

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Liquidity and Capital Resources

The company launched a Regulation A offering in January 2018. We currently have $1,850,400 in escrow from the sale of securities in that offering and another $500,000 pending the Know Your Client compliance process administered by our broker-dealer.

As of June 30, 2018, we had $1,020,009 of cash. Management believes that the company’s existing cash balances at June 30, 2018, along with cash expected to be generated from future operations and current capital-raising, will be sufficient to fund activities for the foreseeable future.

Management’s Report for 2017

We are delighted to report on a wide range of positive results ranging from financial results (breaking $13 million in revenue) to growth from an acquisition (TerraCycle made its first acquisition). Our business development team is bringing in more new deals among our multiple lines of business driving organic growth by more than $2.4 million in revenue last year. In November our parent company was awarded the prestigious United Nations Momentum for Change Award in recognition of our ocean plastic program that turns marine plastic into various P&G products.

Finance Updates

2017 revenue reached $13.7 million, up $3.8 million or a 37.8% increase versus 2016. Organic growth contributed $2.4 million in revenue (23.6% growth versus 2016), and the acquisition of the ACC business added $1.0 million in revenue.

By line of business performance, our largest business unit, Sponsored Waste (SW) grew by $249,000 (+3.9%) to $6.6 million, driven mostly by sales of product add-ons. The Zero Waste Box (ZWB) business grew by $562,000 (+42.5%) to $1.9 million with the majority of the growth coming from the continuous expansion of this business into new waste streams and new clients. The Material Sales division increased by $1,570,000 (+65.9%) to $4.0 million, its growth fueled by increased business with major retailers IKEA and Target.

First Acquisition Update and Creation of Terracycle Regulated Waste

On October 31, 2017, TerraCycle closed on the acquisition of the assets of Air Cycle Corporation, a 20-year old company that brokers recycling services for florescent light bulbs and batteries. The purchase price was $3.3 million, including $525,000 of cash, $2,750,000 in seller debt (with the company’s option to convert $200,000 of that seller debt into stock in our company). We expect that the debt will be paid to the seller upon from first proceeds of the Regulation A offering. We are hopeful that we can significantly grow Air Cycle’s revenue and increase its profits through efficiency measures.

Brand Partnerships

The Brand Partnerships team has been focused on increasing the number and type of activations with existing brands. In 2017, this business continued to see a rise of independent and smaller brands contracting for smaller TerraCycle programs. In addition, new partners are contracting for longer-term engagements with our expanded service offerings.

Major New Partners

Church & Dwight confirmed the launch of a program with their flagship brand Arm & Hammer. This marks our first programs with this global leader in the home and personal care space. Barilla, a 140 year-old Italian pasta company with a 25% US market share is launching programs in both the US and Canada for their new “Ready Pasta”, which is the first and only Barilla product that is not recyclable. L’Occitaine confirmed program launches in the US and Canada, which expands their global partnership with TerraCycle (we are already partnered in France, Brazil, and Australia).

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Other large-scale partnerships include Twin Labs, a leader in the sports nutrition/supplements category, which has purchased exclusivity for the supplements category.

Flonase launched a national recycling program in October 2017 for nasal spray cartridges and packaging, and Burt's Bees launched a shipping label widget on its Recycle On Us program webpage, also in October, which gives consumers nationwide the ability to recycle all Burt's Bees products and packaging.

Program Activation Highlights

•	Garnier: In March 2017, Garnier (L’Oreal’s largest brand in the US, which features TerraCycle’s name and logo on every package) launched a new promotion in partnership with TerraCycle and DoSomething.org called Rinse, Recycle, Repeat. This promotion encouraged millennials to recycle their bathroom “empties” through the promotion. This promotion brought in $75,000 of incremental revenue for TerraCycle that went toward a one-click shipping label, management, recycling, and a recycled garden donation. The success of the promotion has resulted in Garnier repeating it in 2018.

•	Maybelline: In 2017, we built upon the success of the 2016 event support by supporting at 4 events: February NYFW, BeautyCon BK, September NYFW, and the first Maybelline Make-Upcycle event.

•	Bausch + Lomb increased the recycling budget for their program due to a significant increase in annual collections.

•	PepsiCo has doubled their 2018 annual (management) fee from $20,000 to $40,000 with additional services. The brand has also allocated an initial $110,000 towards videos, conferences and design services. PepsiCo is also exploring a partnership with the Columbus Zoo to implement TerraCycle's reZound device in recycling bins at the zoo (relatively low-tech solar-powered bins for collecting plastic bottles that play a range of recorded voices saying “thank you for recycling”, which we have demonstrated increase recycling rates).

•	Colgate ShopRite and Meijer Playground promotions earned TerraCycle approximately $133,000 in revenue in 2017. Colgate also reported a sales lift of 40% over the prior year, increased market share and shoppers to stores. We plan to repeat these promotions in 2018 with plans for a second ShopRite playground bumping investment to $160,000.

•	Colgate and TerraCycle ran their first national retail promotion with Sam's Club with retail displays at 600 stores and a demo day at 200 stores. The promotion earned TerraCycle over $23,000. The brand also experienced a sales lift of 30% over the prior year and they also experienced their best week in sales in a 59-week period during the demo week. We plan to repeat these promotions in 2018.

Collection Highlights

•	In August 2017, the Entenmann’s Little Bites Pouch Recycling Program hit the milestone of recycling over 3 million pouches since first launching in 2013. This milestone was a long-time goal of Little Bites and was celebrated with a social media icon and e-blast communications.

•	Larabar’s Energy Bar Wrapper Recycling Program hit the milestone of collecting over 10 million energy bar wrappers since the program launched. This exciting milestone was celebrated with posts on Facebook, Instagram, and Twitter.

•	Bausch + Lomb reached the milestone of recycling 1 million pieces of contact lens waste (blister packs and contact lenses) since the program launched in 2016.

•	D’Addario hit the milestone of collecting 1 million guitar strings since the program launched in 2015. The program has been featured at U2 concerts, among others.

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•	GU energy labs collected nearly double as many performance nutrition packages as in 2016, and the program hit a milestone of half a million pieces collected in the second half of 2017.

•	The Colgate Oral Care Program hit a milestone of 3 million pieces of oral care collected.

•	Colgate Save Water: In October 2017, Colgate and TerraCycle hosted an event at Alain L. Locke Magnet School for Environmental Stewardship in New York City. The event featured Colgate's Save Water spokesman Michael Phelps, and inspired students to save water, recycle, and keep up with oral hygiene.

Zero Waste Boxes (ZWB)

During 2017, our ZWB division entered into several new partnerships with businesses and retailers (see below), while sales with existing clients continue to increase as we are now offering more account services that give partners an opportunity to leverage their box purchases for marketing purposes. The company launched its second co-branded Zero Waste Box with Henkel (LOCTITE), the world’s largest industrial adhesive manufacturer. For the second consecutive year, all Office Depot and OfficeMax stores offered free binder recycling to its customers through Zero Waste Boxes.

ZWB Programs Launched in 2017:

Conglomerate/Brand	Sale Type	Waste Stream
RedBull	Direct	Aluminum Cans
Purina	Direct	Pet Food Packaging
Hasbro	Direct	Toy Packaging
Hill’s Pet	Direct	Pet Food Packaging
Barilla	Event	Flexible Packaging and Food Waste
Apple (SBM)	Relist	Candy And Snack Wrappers, Nitrile Gloves
Subaru Events	Events	Various Waste Streams
J&J (SBM)	Relist	Coffee Capsules
EO Products	Direct	Nitrile Gloves
Denali National Park	Direct	Candy and Snack Wrappers
Credo Beauty	Retail	Beauty Products and Packaging
NYX	Retail	Beauty Products and Packaging
NHBB	Direct	Various Waste Streams

Materials Sales

The Material Sales division generated record revenue ($4.0 million in 2017) and recycled the largest annual volume of waste in the company’s history. In addition to the traditional sale of materials to buyers of recycled plastics and metals, we are pleased to highlight Large industrial recycling deals where materials are delivered straight-to-processing.

Two significant 2017 deals included IKEA’s recall of “chest of drawers” products that began in 2016 and continued into 2017 and Target’s car seat take-back initiative. The Target program, after two pilot programs, went nationwide in the latter half of last year generating $1.9 million in revenue. In this case, Target is paying for recycling in a category of waste as a means to differentiate them from other retailers (which also generates foot traffic). Further, these straight to processing programs eliminate warehousing, and other associated costs allowing for a better profit margin and immediately fulfillment of our recycling commitment to the client.

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Communications

The Company’s PR teams generated approximately 2,250 unique media placements. In addition, we were recognized several major awards including the United Nations Momentum for Change Award, the U.S. Chamber of Commerce Sustainable Business Award and Corporate Responsibility Magazine’s CEO Special Achievement in Innovation.

Work began in earnest on TerraCycle’s fourth book, The Future of Packaging, which will be published later in 2018. The book includes 15 other industry leaders as co-authors from the CEO of Unilever to the former Governor of New Jersey.

Management’s Report for the Six Months Ended June 30, 2018

We are pleased to report on a positive first half of 2018.

Business development in the first half of this year has witnessed a number of exciting new programs with clients such as Hasbro, Subaru, and ExxonMobil. Our marine and ocean plastic programs that launched last year with sales of Head & Shoulders shampoo bottles in France are expected to expand into the US markets with Herbal Essences shampoo in the coming months. The Zero Waste Box division has roughly doubled its sales over the same period last year; our PR and media teams continue to drive creative and inspiring stories about the collection and engagement programs we do on behalf of our clients, and our fourth book is scheduled for publication (The Future of Packaging).

Brand Partnerships

Major New Partners

The first half of this year has brought a number of new partners and new waste streams for the company to collect and recycle. TerraCycle US launched its first recycling program for used toys earlier this year with Hasbro. Burt’s Bees entered into a new three-year partnership with us for collection and recycling of oral care waste, OFD Foods entered into a four-year partnership for freeze dried food packaging and EOS (Evolution of Smooth) entered into a three-year partnership for their lip balm packaging. We are also excited to report that we are now partnering with ExxonMobil with whom we will be launching national recycling programs for their Mobil1 used lubricant containers in both the US and Canada. In addition to the national recycling program, ExxonMobil plans to engage with our design team to create a smart bin to be leveraged at strategic collection locations (i.e. Pepboys, Walmart, etc.) across the US.

Other Recent Program launches:

•	Church & Dwight: The Arm & Hammer and OxiClean Pouch Recycling Program launched in April 2018 and has seen a high number of sign-ups (consumer engagement) in the first few months. To help kick off the launch, we participated in a PR event in New York City featuring celebrity and Arm & Hammer spokesperson La La Anthony. In an effort to generate awareness around the recycling program, Arm & Hammer is donating planters made from recycled TerraCycle US plastic to La La Anthony's elementary school.

•	P&G (Tide/Fabric Care): Our first recycling database went live for P&G Fabric Care. The recycling database includes comprehensive information on curbside and drop-off recycling options in the US, and if users do not have a recycling option in their zip code, they can recycle their laundry bottles and caps through a free recycling program with TerraCycle. TerraCycle launched a beta version of the site in April 2017, and rolled out the full database functionality in May 2018.

•	The NOW Recycling Program launched in January 2018 to collect for all NOW-branded flexible packaging and toothpaste tubes. This is particularly exciting because this is one of few specifically natural supplement and food brands that TerraCycle is partnered with. This program has also begun to expand into collecting at key retailers.

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•	L'Occitane US - the L'Occitane retail recycling program launched in May 2018. The platform allows consumers to drop off empty L'Occitane packaging and products to L'Occitane stores across the US in exchange for a coupon off new items.

Collection/Promotion Highlights:

•	Bausch + Lomb: Nearly 4 million contact lenses and blister packs have been collected an recycled through the program since it launched in November 2016. The second year of the partnership has seen 178% growth in collections and a 216% increase in recycling invoicing compared to the first.

•	GoGo squeeze: In May the program reached a milestone of 4 million snack pouches collected and recycled, and TerraCycle supported the milestone with social media content. Since consumer engagement is so high, the brand agreed to increase their recycling budget by $15,000 earlier in the year.

•	Clif Bar: The energy bar wrapper program is approaching the 50 million milestone for total wrappers collected and recycled since the launch of the program in August 2009.

•	Garnier: The brand's Rinse, Recycle Repeat promotion during March-April 2018 (aimed at encouraging millennials to recycle their bathroom "empties") helped Garnier reach its goal of diverting 1 million empty pieces of personal care and beauty waste from landfill. The promotion brought in $75,000 of incremental revenue for TerraCycle, including a one click shipping label, and recycled garden donation. Garnier, TerraCycle US, and DoSomething.org were named Silver winners in the Engage For Good Halo Awards. The Halo Awards are North America’s highest honor for corporate social initiatives and cause marketing and showcase successful consumer engagement and employee engagement efforts. The joint program won silver in two categories, Environmental and Nudging for Good.

Zero Waste Boxes (ZWB)

During 2018, our ZWB division entered into several new partnerships with businesses, events, and retailers (as further illustrated in the chart below). Sales with existing clients continue to increase as we now offer more account services that give partners an opportunity to leverage their box purchases for marketing purposes. During the first half of 2018, TerraCycle entered into a partnership with Subaru to launch a consumer facing collection program at over 700 Subaru retailers across the US. The partnership is a part of Subaru’s Love the Earth Initiative and creates a more sustainable retail experience by collecting disposable cups and lids, snack wrappers, and coffee, tea and creamer capsules at participating retail stores. Zero Waste Box sales on our e-commerce platform continue to reach all-time highs with average monthly sales increasing from $100,000 in 2017 to $120,000 this year.

ZWB Programs Launched in 2018:

Conglomerate/Brand	Sale Type	Waste Stream
Subaru of America	Retail	Candy and Snack Wrappers, Coffee Capsules, Disposable Cups and Lids
Savor Brands	Relist	Coffee Bags
Morgan Stanley	Direct	Break Room, Plastic Packaging
Dolce Gusto	Relist	Coffee Capsules
Subaru Dist. Corp	Direct	Various Waste streams
Ansira	Direct	Towels and Packaging
Follain	Retail	Returned Cosmetics
Republic Services (Office Depot)	Retail	Grocery Bags
Sustainable Brands	Event	Various Waste streams
Salesforce	Event	Name tags and Lanyards
NRDC	Direct	Various Waste streams
One10	Direct	Various Waste streams
Amtrak	Event	Disposable Cups and Snack Wrappers
GreenBiz	Event	Various Waste streams
Sodexo	Direct	Coffee Capsules

Material Sales

In 2017, TerraCycle US made significant progress in developing our materials sales business in large industrial recycling projects. In other words, when customers have a large-scale recall, product discontinuation, or similar event happen, TerraCycle can become their “go to” vendor. While most vendors elect traditional destruction (i.e. shredding & landfill, or incineration) in these instances because they are significantly cheaper, we have attracted customers that are more sustainability conscious. We recently won the destruction and recycling contract for Chanel North America’s branded counter-top display units. This project alone was worth $150,000 in revenue.

Additional highlights from earlier this year include a recycled furniture project in conjunction with the US Soccer Foundation (using Target LDPE film to create outdoor furniture), and a Hunter Boot Recall from all Target distribution centers. These programs generated over $900,000 in revenue. The beach plastic division within the Material Sales department expects to sell over 40 tons of material worldwide in 2018, generating roughly $750,000.

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Regulated Waste Division

TerraCycle closed on the acquisition of the assets of Air Cycle Corporation (broker of recycling services for florescent light bulbs and batteries) late in 2017. In 2017, Air Cycle generated about $7.2 million in revenue. Through the first half of this year we are pleased to report that since we took over operating Air Cycle (now TerraCycle Regulated Waste) we have eliminated ineffective outside marketing (and its expense) bringing it in-house, leveraged our corporate relationships, and made several new important hires in sales and PR; essentially, we have begun the process of integrating an acquired business into our unique waste eco-system.

Communications

During the first half of 2018, our partners and our global public relations team have generated more than 2,500 media placements, well on track to surpass last year’s record. We were also proud to be named a regional winner of the EY (Ernst & Young) Entrepreneur of the Year award.

The final aspects of our fourth book, The Future of Packaging, are being put in place for a publication date at the end of the year. Fifteen other industry leaders also contributed including Christine Todd Whitman, the former Governor of New Jersey, along with senior members of Procter & Gamble, Unilever and PepsiCo.

Other Trend Information

Tax Sharing Agreement

●	We have executed a “Tax Sharing Agreement” with our parent company. Under current US federal tax law, our parent company would consolidate the taxable income of any company in which it has at least 80% of voting power control and at least 80% of value. The Tax Sharing Agreement provides for our company to reimburse our parent company for any taxes we would have otherwise paid, but were reduced due to our parent company owning 80% or more of our company and thus, the filing of a consolidated tax return. In the event and as of such date as we sell more than 20% of our total shares to investors in this Offering, our taxable income would not be consolidated with the parent company and thus would be taxed in a separate Federal filing by us.

●	Unless and until we sell 20% of total shares to investors in this Offering, our taxable income will be consolidated with the taxable income of the parent company. If taxes are due, our parent company will make the tax payments on behalf of the consolidated group or utilize accumulated Net Operating Losses to reduce the parent company’s consolidated tax liability. Alternatively, if taxes are due, our parent company will make the tax payments on behalf of the consolidated group. The Tax Sharing Agreement will allow our parent company to charge the taxes on our taxable income to us, and we will reimburse our parent (in cash) for taxes it otherwise would have paid if our taxable income was not consolidated with the parent. Our Federal tax for will be calculated on a separate company basis and any tax so calculated will be paid to the parent.

●	Under current New Jersey tax law, there is no provision for consolidated filings of our taxable income with the parent; therefore, the Tax Sharing Agreement will not be applicable for New Jersey State taxes.

●	Where other states do require a consolidated or combined filing, a similar separate company basis will be applied pursuant to the Tax Sharing Agreement.

General Market Trends

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the World Economic Forum and Ellen MacArthur Foundation have raised public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”.

●	More corporations are integrating sustainability programs into their operations and marketing initiatives.

●	We believe that our current government’s denial of and inaction on climate change may fuel individual initiatives; the time may have come where consumers will assume responsibility for their outputs and waste, and help reduce their personal impact on our climate.

●	We, therefore, anticipate increasing demand for our services in the United States.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The table below sets forth the directors of our company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)

Tom Szaky	Director	TerraCycle US Inc.	36	August 2017
Richard Perl	Director	TerraCycle US Inc.	61	November 2017
Javier Daly	Director	TerraCycle US Inc.	64	November 2017
Daniel Rosen	Director	TerraCycle US Inc.	36	November 2017
David Zaiken	Director	TerraCycle US Inc	66	November 2017
Udi Laska	Director	TerraCycle US Inc	69	November 2017
Tom Miller	Director	TerraCycle US Inc.	64	November 2017
Marian Chertow	Director	TerraCycle US Inc.	63	November 2017

The table below sets forth the executive officers, directors, and significant employees of our parent company, TerraCycle, Inc. We contract about 60% of their time from our parent company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Executive Officers:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	36	January 2003
Richard Perl	Chief Administrative Officer	TerraCycle, Inc.	61	February 2008
Javier Daly	Chief Financial Officer	TerraCycle, Inc.	64	September 2011
Daniel Rosen	VP & General Counsel (also, VP of Global Administration since 2010)	TerraCycle, Inc.	36	June 2016
Directors:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	36	January 2003
Edith Stein	Director	TerraCycle, Inc.	81	March 2018
Royce Flippin	Director	TerraCycle, Inc.	84	April 2004
Steven Russo	Director	TerraCycle, Inc.	57	August 2009
Brett Johnson	Director	TerraCycle, Inc.	48	August 2009
Stephen Baus	Director	TerraCycle, Inc.	53	June 2011
David Zaiken	Director	TerraCycle, Inc.	66	September 2013

Significant Employees:
Ernel Simpson	VP R&D	TerraCycle, Inc.	68	February 2010
Kevin Flynn	VP Operations	TerraCycle, Inc	38	April 2008
Michael Waas	VP Brand Partnerships	TerraCycle, Inc.	35	April 2008
Brett Stevens	VP Materials Sales & Procurement (also, VP of Global Administration since 2010)	TerraCycle, Inc.	32	May 2014
Rhandi Goodman	VP Zero Waste Boxes (previously, Director of Customer Service, since 2009)	TerraCycle, Inc.	32	January 2014
Anthony Rossi	VP Business Development	TerraCycle, Inc.	35	August 2014
Liana Scobie	Global Director, Staff and Administration	TerraCycle, Inc.	30	October 2011

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Tom Szaky, Chief Executive Officer and Chairman of the Board of Directors of Terracycle, Inc. and Terracycle US Inc.

Tom is the founder and CEO of TerraCycle, Inc. He is a world-renowned entrepreneur, business leader, innovator and public speaker, who oversees one of the world’s few green multinational companies. Through TerraCycle, Tom has pioneered a range of business models that engage manufacturers, retailers and consumers in recycling products and packaging (such as beauty care and dental care waste, cigarette butts, coffee capsules and food packaging) that would otherwise be destined for landfill or incineration. To implement circular solutions for previously disposable materials, Tom had the foresight and courage to pioneer a business model that incorporates several distinct lines of business, so that TerraCycle could serve as a unique catalyst among market participants.

While a student at Princeton University, after winning multiple contests for his business plan for TerraCycle, Tom left school to develop the company. He is now an advisor to CEOs of some of the world’s largest consumer products companies. Tom is the author of three books, “Revolution in a Bottle” (2009, Portfolio) and “Outsmart Waste” (2014, Berrett-Koehler) and “Make Garbage Great” (2015, HarperCollins). Tom created, produced, and starred in TerraCycle’s reality show, “Human Resources” which aired on Pivot TV from 2014-2016. Tom and TerraCycle have received over 200 social, environmental and business awards and recognition from a range of organizations including the United Nations, World Economic Forum, Forbes Magazine, Fortune Magazine, and the Environmental Protection Agency.

Richard Perl, Chief Administrative Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Richard met Tom and joined TerraCycle, Inc. in 2008. He has undergraduate, law and business degrees from Columbia University. For over 35 years, Richard worked within the “green” business world in which he has extensive long-term relationships. He was involved in a range of businesses, mediations and transactions in clean energy development, carbon credits, real estate and resort planning, international tax structuring, business planning and management, all with a green/mission focus. He is one of the founders of Social Venture Network and Threshold Foundation. He has worked internationally extensively, having been to Japan over 40 times and worked with businesses in India, South America, and Europe. At TerraCycle, Richard has overseen international growth (from 1 to 20+ countries), strategic partnerships, investor relations and capital raising.

Javier Daly, Chief Financial Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Javier has been the Chief Financial Officer at TerraCycle, Inc. since September 2011. Prior to that, he was the CFO of the American Red Cross COE of New Jersey (January 2010 to August 2011), leading the restructuring of the ARC New Jersey’s 15 chapter financial operations from multiple accounting, payroll and banking systems into one center. From October 2006 until September 2009, he was the CFO of the Pharma Unit of Wolters Kluwer Health, overseeing its global operations. From September 2002 until September 2006, he held senior financial positions at DHL-Deutsche Post, initially as its VP Accounting for the US, then as CFO for the DHL Express Latin American operations. From January 1998 until September 2002 he was CFO Latin America for Clorox. From January 1978 until December 1997, he held finance positions of increasing responsibilities at Procter & Gamble, the latest one as its CFO for the Paper Sector Latin America. He has a MA in International Affairs from Ohio University and a BS in Economics from Universidad Catolica del Peru.

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Daniel Rosen, Vice President & General Counsel of TerraCycle, Inc. and Director of TerraCycle US Inc.

Daniel has held the position of Vice President & General Counsel at TerraCycle, Inc. since June 2016 after having spent the previous six years as its Vice President for Global Administration responsible for overseeing the company’s expansion into 20 foreign markets. Prior to joining TerraCycle, Inc., Daniel worked at the American Enterprise Institute in Washington, D.C., studying monetary policy. He holds a BA in Government from Cornell University and a JD from the University of Miami (FL) School of Law.

David Zaiken, Director of TerraCycle, Inc. and TerraCycle US Inc.

David has served on TerraCycle, Inc. Board of Directors since 2013 and TerraCycle US Inc. Board of Director since November 2017.  David is currently a Managing Director at Grant Thornton LLP, Washington National Tax Office focusing on International Tax and financial matters.  Prior to joining Grant Thornton, he was the Associate Vice President of International Tax Planning at Weatherford International, plc, from December 2013 until March 2017.  Prior to that he was a partner at Arthur Andersen, KPMG, and Alvarez and Marsal, where he was a senior international tax and financial consultant to numerous large global corporations and transactions.  David is a licensed CPA and a member of the AICPA. David holds a BBA in accounting from the University of Iowa and a Master in Taxation degree from the University of Texas at Austin. David filed a petition under the federal bankruptcy laws in May 2017.

Ehud “Udi” Laska, Director of TerraCycle US Inc.

Udi is an experienced senior investment banker and executive with a strong track record of funding, building, running and selling profitable and turn-around companies. Since August of 2018, Udi has been heading and supervising the investment banking activities of Strategic Capital Investments, LLC (C2M Securities). Udi is also the Chairman and CEO of Photonic Capital, Inc where he has served since 2015. Photonic Capital is a finance, sales and marketing company for the lighting retrofit market. Prior to joining Photonic, Udi served is a Director and a supervising CFO for 9 Lead Avenue, LLC, an Internet lead generation company from 2012 until 2015. From 2006-2012, Udi was President and CEO of Pelion Financial Group, Inc. a diversified financial service company he helped building. The group is composed of a pension plan administration company, a registered investment advisory company, an insurance agency and a full service broker/dealer. Among other prior engagements, Udi served as the Chairman & CEO of American Benefit Resources, Inc. (ABR), an integrated retirement benefits company. He built ABR through a series of acquisitions and at the time, it was the largest independent provider of pension administration and advisory in the country. Udi also served as a deputy CFO for Citicorp where he was responsible for long-term funding and capital compliance. He holds an undergraduate degree in engineering from the University of Massachusetts, a Masters of Science in Engineering from Brown University and an MBA from Stanford University.

Tom Miller, Director of TerraCycle US Inc.

Tom is CEO of Eagle River Capital, formed in 2017 to acquire, integrate and manage small waste collection companies in six Western US states. He has close to three decades of experience as an executive in the waste management business. From 2010 to 2016, he was Vice President for Mergers and Acquisitions for Progressive Waste Solutions, a $2 billion waste management company operating in the US and Canada. Prior to that, Tom worked at Republic Services, the second largest waste management company in the US, serving as Vice President and Regional Operations Manager. He graduated from Hanover College with a degree in Geology.

Marian Chertow, Director of TerraCycle US Inc.

Marian is a Professor of Industrial Environmental Management at the Yale School of Forestry & Environmental Studies, where she has served as Director of the Program on Solid Waste Policy and as Director of the Industrial Environmental Management Program since 1991. Her research and teaching focus on industrial ecology, business and environment, waste management, circular economy, and urban-industrial issues. She also holds academic appointments at the Yale School of Management and the National University of Singapore. Prior to her time at Yale, she spent ten years in environmental business and state and local government, including service as president of a large state bonding authority charged with developing a billion dollar waste infrastructure system. She currently serves on the Board of Directors of the Alliance for Research in Corporate Sustainability (ARCS) and the External Advisory Board of the Center for Energy Efficiency and Sustainability at Ingersoll Rand. Professor Chertow has a B.A. from Barnard College, and her M.P.P.M. and Ph.D. from Yale University.

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Ernel Simpson, Global Vice President, Research and Development of TerraCycle, Inc.

Ernel is the Global Vice President of Research and Development of TerraCycle, Inc. He has served in this position for the past three years and has been with the company for the last seven and a half years. With more than 40 years of industrial experience, Ernel spent six years at Johnson & Johnson Pharmaceutical Research and Development and was also previously employed at The DuPont Company, Xerox Corporation, Rohm and Haas and Arco Chemical Company. He has three US Patents and seven World Intellectual Property Organization (WIPO) Patents.

Kevin Flynn, Global Vice President, Operations of TerraCycle, Inc.

Kevin is currently the Global Vice President for Operations of TerraCycle, Inc. He joined TerraCycle, Inc. to run Operations in January of 2008 with the launch of our Brand Partnerships division.  In this capacity, he has developed TerraCycle’s business operations and supply chain as we have added revenue, additional business units, recycling capacities and global reach.  Prior to joining TerraCycle, Inc., he operated a family construction company in Dallas, TX from 2004-2008 where he oversaw day-to-day operations, labor and construction planning.  He studied Philosophy and Theology at Franciscan University in Steubenville, Ohio.

Michael Waas, Global Vice President, Brand Partnership of TerraCycle, Inc.

Michael is currently the Global Vice President of TerraCycle, Inc. for Brand Partnership. He joined TerraCycle, Inc. in 2008 to support one of the company’s first national recycling partnerships, and has since played a key role in leading the expansion of TerraCycle’s Brand Partnership platform globally. Prior to joining TerraCycle, Inc., Michael earned a B.S. in Political Science, History, and Music, and a M.A. in Political Science from Central Michigan University.

Brett Stevens, Global Vice President, Materials Sales and Procurement of TerraCycle, Inc.

Brett is currently the Global Vice President of Material Sales and Procurement of TerraCycle, Inc. He has served in that position since June 2014, though he has been with the company in other capacities since 2009. As a result, he has a deep knowledge of TerraCycle programs and the different business units that allow them to function. Prior to joining TerraCycle, Inc., Brett was a pharmaceutical account representative for a medical education company. He holds a BS degree in Business Administration, with a concentration in Management, from Monmouth University.

Rhandi Goodman, Global Vice President, Zero Waste of TerraCycle, Inc.

Rhandi is currently the Global VP of Zero Waste of TerraCycle, Inc. She has served in that position for four years, from September 2013 to the present date. Prior to launching the Zero Waste division, she was the Director of Operations for TerraCycle, Inc. from September 2008 to October 2013, managing the logistics for 30+ programs across 17 countries. In that position, she was responsible for managing the TerraCycle website, vendor relationships, metric reporting and invoicing.

Anthony Rossi, Global Vice President, Business Development of TerraCycle, Inc.

Anthony has been with TerraCycle, Inc. for more than 4 years. Before leading the global business development team, Anthony was a member of TerraCycle Canada’s business development team in Toronto. Prior to joining TerraCycle, Inc., Anthony worked in the Business Development departments for a law firm with offices all over North America and Europe. Anthony holds a BA from the University of Western Ontario and a MSc in International Management from the Ecolé Superieur de Commerce de Dijon Bourgogne.

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Liana Scobie, Global Director, Staff and Administration of TerraCycle, Inc.

Liana has served as TerraCycle, Inc’s Global Director for Staff and Administration overseeing both Human Resources and the budget process working closely with the Chief Financial Officer since 2015. Liana has been with TerraCycle, Inc. since 2011, working in the Executive Department before taking on her current role. Prior to joining TerraCycle, Inc, Liana worked in sustainable business and regenerative finance for several startups. Liana holds a B.A. in Sociology from Colorado College and Professional Certificate in Financial Analysis from NYU SCPS.

Royce Flippin, Director of TerraCycle, Inc.

Royce has been a Director at TerraCycle, Inc. since 2004. Royce holds a BA from Princeton University and MBA from Harvard Business School. During his career, Royce served in the US Marine Corps, was an investment counselor at Smith Barney and also served as Director of Athletics at both Princeton University (1972-1980) and Massachusetts Institute of Technology (1981-1993) before completing his career at the MIT Office of Development. Royce has devoted time over recent years to various business consulting endeavors and serving on a number of company boards.

Steven Russo, Director of TerraCycle, Inc.

Steve has been on TerraCycle, Inc. Board of Directors since 2009. With over 25 years in the industry, Steve is an accomplished leader in the Youth and Adult Handbag and Accessory market. A graduate of Wharton School of Finance, Steve worked in and studied the industry for ten years before founding FAB NY in 1997, the company where he still serves as President & CEO. FAB NY established itself as a key resource for Kid's Accessories and in 2003, with the acquisition of the industry dominant Pyramid Accessories, became a leader in the Kids Character License market, anchored by multi category license with Hello Kitty, as well as in depth partnerships with Nickelodeon, Hasbro and many others. In 2014, Steve made significant investments in E-Commerce Retailers, dELiA*s and Alloy Apparel which broadened his investment portfolio in the Fashion Industry.

Brett Johnson, Director of TerraCycle, Inc.

Brett joined TerraCycle Inc. Board of Directors in 2009. He is currently the Co-Chairman of the Phoenix Rising Football Club (www.phxrisingfc.com), a minor league professional soccer team, based in Phoenix, Arizona. From 2013 to 2015, Brett was a member of the Board of Directors, and the Chairman of the Compensation Committee, at Blyth Inc. (NYSE: BTH). Blyth is a $1 billion direct to consumer sales company and leading designer and marketer of accessories for the home and health & wellness products. During the same period, Brett was the President and Director of Greenwood Hall. Founded in 1997, Greenwood Hall is a full service education management firm. Greenwood Hall provides the infrastructure and student lifecycle solutions that enable post-secondary institutions to compete successfully in the global e-learning marketplace. In 2005, Brett founded Benevolent Capital, a private equity fund with investments in real estate, manufacturing and consumer brands, including Phoenix Rising FC, Octagon Partners, ArcherDX, TerraCycle, and NYC Office Suites.

Stephen Baus, Director of TerraCycle, Inc.

Steve has served on TerraCycle, Inc. Board of Directors since 2011.  Steve is currently the Managing General Partner of JH Partners.  Prior to joining JH Partners, he was the CEO of Excel Services from and a General Partner at Platinum Equity.  Steve holds a BA from U.C. Berkeley and an MBA from The University of Pennsylvania.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2017, we compensated our three highest-paid directors and executive officers as follows:

Name	Employer	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)	Total compensation ($)
Tom Szaky	TerraCycle, Inc.	Chief Executive Officer, Director	$156,750	(1)	N/A	$156,750
Richard Perl	TerraCycle, Inc.	Chief Administrative Officer	$134,400	(1)	N/A	$134,400
Javier Daly	TerraCycle, Inc.	Chief Financial Officer	$111,045	(1)	N/A	$111,045

(1)	TerraCycle, Inc. is the employer of the executive officers, from which we contract for about 60% of the executive officer’s time. Compensation shown is the pro rata amount of compensation allocated to us.

Our parent company did not provide any cash compensation to its board members for year 2017. Each parent company board member was awarded 12,500 shares of options to purchase our parent company's stock at strike price for each board meeting attended. We plan to award our board member 20,000 shares of options to purchase our parent company’s stock at strike price for each full year of service.

42

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of November 15, 2018, our voting securities that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle US Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class
Common	TerraCycle, Inc. 121 New York Avenue, Trenton, NJ 08638	500,000		N/A	100%
Class A Preferred Stock	JH Terra, LLC 451 Jackson Street, San Francisco, CA 94111	27,432	(1)	N/A	54.94%

(1)	Does not include the 6,750 shares sold in this Offering.

The following table sets out, as of November 15, 2018, the voting securities of our parent company that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle, Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	Tom Szaky 1254 River Road Titusville, NJ 08560	Common: 5,472,134	Common: 13,870,240	Common: 65.20%
Common, Preferred: Series A, B, C & E	Martin and Edith Stein Special Trust 21331 Greenwood Court, Boca Raton, FL 33433	Common: 4,714,286 Preferred Series: A: 7,142,857 B :6,228,797 C: 400,000 E: 416,665	N/A	Common: 29.8% Preferred Series: A: 47.70% B: 26.33% C: 15.0% E: 3.08%

43

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Operational Support Services Agreement

We have entered into an “Operational Support Services Agreement” with our parent company, TerraCycle, Inc. Under this agreement, our parent company provides trained and experienced executive, administrative and operational staff services in support of our business, specifically, services including executive services, Brand Sponsored Program management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management.

To provide this full range of services, TerraCycle, Inc. employs about 30 staff. This team of staff employed by the parent company (“Global Services Team”) is dedicated to serving all of our parent company’s subsidiaries in all countries, including us. We draw upon the Global Services Team in the same manner as other subsidiaries outside of the US. We, therefore, share the cost of the Global Services Team on a pro rata basis. In addition to the actual cost of the Global Services Team, our parent company also charges a 6% mark-up on the costs related to services rendered for: (1) business development, (2) Brand Sponsored Collection Program management, (3) engineering services, and (4) executive services. The pro rata cost and fees allocated to each of the parent company’s subsidiary is determined by the individual subsidiary’s revenue compared to the total revenue generated by all of subsidiaries. For the fiscal years 2016 and 2017, our pro rata share of the cost and fees of the Global Services Team was 60%, which is based on the fact that US revenue was approximately 60% of the total revenue generated by all of subsidiaries globally. For the fiscal years 2016 and 2017, we paid our parent company a total of $2,352,000 and $3,165,000, respectively, for the services we received from the Global Services team. We anticipate our pro rata share will remain at 60% for fiscal year 2018.

Company Funding to the Parent

On a regular basis, we advance fund to our parent to cover items such as payroll. For the fiscal years 2016 and 2017, we had net receivables from our parent recorded in the amount of $2,219,788 and $2,356,025 respectively. We do not charge any interest for such advancement.

Brokerage Services

Since August 2018, one of our directors, Udi Laska, has been heading and supervising the investment banking activities of our placement agent, Strategic Capital Investments, LLC.

Office Rental Agreements

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. We have entered into rental agreements with our parent company for our pro rata use of the office space. In fiscal years 2017 and up to June 30, 2018, our parent company paid us $521,000 and $316,000 in rent, respectively.

44

SECURITIES BEING OFFERED

The company is offering Class A Preferred Stock to investors in this offering. The following description summarizes important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company’s Certificate of Incorporation and its Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part.

Immediately prior to the completion of this Offering, TerraCycle’s outstanding authorized capital stock will consist of 500,000 shares of Common Stock, $0.0001 par value per share and 49,932 shares of Preferred Stock, $0.0001 par value per share. The total number of authorized shares of common stock of TerraCycle is 1,500,000, and the total number of Preferred Stock authorized is 500,000.

Class A Preferred Stock

General

The company has the authority to issue 500,000 shares of Preferred Stock, of which 250,000 are designated as “Class A Preferred Stock”. The Class A Preferred Stock sold in this Offering will be entitled to receive dividends subject to the availability of funds lawfully available for distribution under Delaware law on a pari passu basis with Common stock. Holders of Class A Preferred Stock are entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment is made to the holders of Common Stock. Holders of the Class A Preferred Stock do not have voting rights. Neither Class A Preferred Stock nor Common Stock are subject to any anti-dilution provision.

Dividend Rights

Subject to the availability of fund lawfully available for distribution to the stockholders under Delaware law, the company commits to distribute the remaining balance of at least 50% of its after-tax profits among the Preferred and Common stockholders on a pro rata basis (“Mandatory Distribution”). For shares of Class A Preferred Stock issued during the fiscal year for which the annual dividend is being declared, the amount of the dividend paid will be prorated from the date of issuance during such fiscal year to reflect the number of days during such fiscal year that the shares of Class A Preferred Stock were outstanding. In any year, the Board of Directors may elect in its sole discretion to issue dividends in excess of the Mandatory Distribution but it cannot decrease the Mandatory Distribution.

Mandatory Dividends will only be distributed to the extent there are after-tax profits and funds lawfully available for distribution to the stockholders under Delaware law. If there are no after tax profits, there will be no dividends. If and to the extent dividend is not paid due to lack of adequate funds lawfully available for distribution to the Company’s stockholders under Delaware law, such dividends will accrue and be paid at such time as the company has adequate funds lawfully available for distribution to the company’s stockholders under Delaware law. The company will use commercially reasonable best efforts to ensure that the dividends qualify for dividend treatment under the Internal Revenue Code, not tax rates for interest payments.

Voting Rights

Except as required under Section 242(b)(2) of the Delaware General Corporation Law (as limited by the next sentence), the Preferred Stock have no right to vote on or consent to any matter that would otherwise be subject to the vote or consent of the company’s stockholders. The company’s Certificate of Incorporation provides that the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares of Preferred Stock then outstanding) by the affirmative vote of the holders of a majority of stock of the company entitled to vote (voting together as a single class on an as-if-converted basis, as applicable).

45

Pro-rata Participation Rights on Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock shall be entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment shall be made to the holders of common stock. After the payment of such amount to the holders of Class A Preferred Stock, the remaining assets of the company available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder.

Rights and Preferences

Holders of the company's Preferred Stock have no preemptive, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Preferred Stock.

Conversion Rights

In the event of an initial public offering (IPO) or sale of the company, the Preferred Stock would automatically be converted into shares of Common Stock on a one-for-one basis immediately prior to the closing of such IPO.

Repurchase Option

The company will have the right to repurchase Class A Preferred Stock at the greater of (i) fair market value, as determined by a qualified third-party selected by the Board of Directors of the company in its sole discretion, or (ii) the original issue price of the Preferred Stock plus any declared but unpaid dividends. The Class A Preferred Stock will be repurchased pro rata from investors. Unpaid dividends will be calculated at the time the option is exercised, but paid at the same time as the repurchase payment. The repurchase payment will be made 45 days following the event that triggers the option. The repurchase option can be used with respect to a particular share of Preferred Stock at any time after the 18 month anniversary of the original issue date of such share or immediately prior to the closing of a Parent Deemed Liquidation Event. A Parent Deemed Liquidation Event shall mean any of the following: (a) any consolidation or merger of our parent company with or into any other corporation or other entity or person, or any other corporate reorganization, (b) any transaction or series of related transactions to which our parent company is a party in which in excess of 50% of the parent company’s voting power is transferred, (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of our parent company, or (d) the sale of shares of our parent company’s common stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Forum Selection Provisions

Section VII of our Certificate of Incorporation and Section 47 of our Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Class A Preferred Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the company to the company or the company’s stockholders; (iii) any action asserting a claim against the company or any director or officer or other employee of the company arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or (iv) any action asserting a claim against the company or any director or officer or other employee of the company governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws.

Section 6 of our subscription agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

46

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

Common Stock

Dividend Rights

Subject to the availability of funds lawfully available for distribution to the stockholders under Delaware law, the company commits to distribute the remaining balance of at least 50% of its after-tax profits among the Preferred and Common stockholders on a pro rata basis (“Mandatory Distribution”). In any year, the Board of Directors may elect in its sole discretion to issue dividends in excess of the Mandatory Distribution but it cannot decrease the Mandatory Distribution.

Dividends will only be distributed to the extent there are after-tax profits and funds lawfully available for distribution to the stockholders under Delaware law. If there are no after tax profits, there will be no dividends. If and to the extent the dividend is not paid due to lack of adequate funds lawfully available for distribution to the Company’s stockholders under Delaware law, such dividends will accrue and be paid at such time as the company has adequate funds lawfully available for distribution to the company’s stockholders under Delaware law. The company will make best efforts to ensure that the dividends qualify for dividend treatment under the Internal Revenue Code, not tax rates for interest payments.

Voting Rights

Holders of our Common Stock have a right to vote on any matter that is submitted to a vote of our stockholder. Common stockholders are entitled to one vote per share.

Pro-rata Participation Rights on Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock shall be entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment shall be made to the holders of common stock. After the payment of such amount to the holders of Class A Preferred Stock, the remaining assets of the company available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Forum Selection Provisions

Section VII of our Certificate of Incorporation and Section 47 of our Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the company to the company or the company’s stockholders; (iii) any action asserting a claim against the company or any director or officer or other employee of the company arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or (iv) any action asserting a claim against the company or any director or officer or other employee of the company governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws.

47

TerraCycle US Inc. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

F-1

F-2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors

TerraCycle, Inc.

Trenton, New Jersey

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of TerraCycle US, LLC and its subsidiary (a wholly-owned subsidiary of TerraCycle, Inc.), which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of income and member’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TerraCycle US, LLC and its subsidiary as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

/s/ Keiter

November 10, 2017

Glen Allen, Virginia

F-3

Independent Auditor's Report

Board of Directors

TerraCycle US Inc. and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of TerraCycle US Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2017, the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TerraCycle US Inc. and Subsidiaries as of December 31, 2017, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

F-4

Other Matter

The financial statements of the Company, as of and for the year ended December 31, 2016, were audited by other auditors, whose report, dated November 10, 2017, expressed an unmodified opinion on those statements.

Philadelphia, Pennsylvania

May 9, 2018

F-5

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,	2017	2016
Assets
Current assets:
Cash	$992,052	$1,847,286
Accounts receivable, net of allowance for doubtful accounts of $22,273, 2017 and $43,889, 2016	1,964,395	2,004,263
Related party receivables, net	2,130,847	2,026,357
Inventory, net	979,171	110,288
Deferred tax asset	666,358	-
Prepaid expenses and other current assets	428,645	73,252
Total current assets	7,161,468	6,061,446
Related party receivables long term	239,000	239,000
Long-term loans to third party	-	147,693
Property and equipment, net	1,241,301	978,946
Goodwill	953,455	-
Other intangible assets, net	1,539,700	-
Total assets	$11,134,924	$7,427,085
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$2,751,157	$46,234
Current portion of capital lease obligations	13,241	15,523
Accounts payable	652,042	588,329
Related party payables	-	246,817
Accrued redemption points	309,560	554,526
Accrued expenses and other current liabilities	894,410	284,189
Deferred income	2,606,501	3,088,129
Total current liabilities	7,226,911	4,823,747
Long-term debt, net of current portion	474,149	507,293
Capital lease obligations, net of current portion	-	13,428
Commitments and contingencies (Notes 8 and 9)
Total liabilities	7,701,060	5,344,468
Stockholders’ and member’s equity: Common Stock, par value $0.0001 per share; 1,500,000 shares authorized; 500,000 shares issued and outstanding	50	-
Preferred Stock, par value $0.0001 per share; 500,000 shares authorized: Non-voting Class A – 250,000 shares authorized; 34,182 shares issued and outstanding; $34,182 liquidation preference	3	-
Additional paid-in capital	3,245,670	-
Retained earnings	188,141	-
Member’s equity	-	2,082,617
Total stockholders’ and member’s equity	3,433,864	2,082,617
Total liabilities and equity	$11,134,924	$7,427,085

See accompanying notes to consolidated financial statements.

F-6

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31,	2017	2016
Sales	$13,727,671	$9,960,446
Cost of sales	8,179,980	5,802,855
Gross profit	5,547,691	4,157,591
Selling, general and administrative expenses	4,625,528	2,718,149
Income from operations	922,163	1,439,442
Other expense:
Interest expense	52,678	22,268
Foreign currency exchange	5,609	2,697
Total	58,287	24,965
Income before income taxes	863,876	1,414,477
Provision for income tax	675,735	-
Net Income	$188,141	$1,414,477

See accompanying notes to consolidated financial statements.

F-7

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Equity

	Common Stock		Preferred Stock		Additional Paid-in	Retained	Member’s	Total Stockholders’ and Member’s
	Amount	Shares	Amount	Shares	Capital	Earnings	Equity	Equity
Balance as of January 1, 2016							$668,140	$668,140
Net income							1,414,477	1,414,477
Balance as of December 31, 2016							2,082,617	2,082,617
Net income						$188,141		188,141
Shareholder exchange for Class A preferred issued			$3	34,182	(3)			-
TerraCycle Inc. capital contribution	$50	500,000			3,245,673		(2,082,617)	1,163,106
Balance as of December 31, 2017	$50	500,000	$3	34,182	$3,245,670	$188,141	$-	$3,433,864

See accompanying notes to consolidated financial statements.

F-8

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2017	2016
Operating activities:
Net Income	$188,141	$1,414,477
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	61,099	70,771
Amortization	17,300	-
Bad debts	(21,616)	38,059
Deferred tax provision	496,727	-
Loss on disposal of property and equipment	5,966	-
Changes in operating assets and liabilities:
Accounts receivable	61,484	190,305
Related party receivables, net	(104,490)	(736,381)
Inventory	(67,837)	45,772
Prepaid expenses and other current assets	(355,393)	(28,272)
Deposits and other assets	147,692	(147,692)
Accounts payable	63,713	345,046
Related party payables	(246,817)	(72,161)
Accrued expenses	343,255	(278,632)
Deferred income	(481,628)	132,426
Net cash provided by operating activities	107,596	973,718
Investing activities:
Acquisition of Air Cycle Corporation business	(525,000)	-
Purchase of property and equipment	(330,100)	(11,600)
Proceeds from the sale of property and equipment	11,200	-
Net cash used in investing activities	(843,900)	(11,600)
Financing activities:
Repayment of Air Cycle Corporation seller’s note	(72,359)	-
Proceeds from long-term debt	-	300,000
Repayment of long-term debt	(30,861)	(24,033)
Repayment of capital lease obligation	(15,710)	(15,523)
Net cash provided by (used in) financing activities	(118,930)	260,444
Net Increase (decrease) in cash	(855,234)	1,222,562
Cash, beginning of year	1,847,286	624,724
Cash, end of year	$992,052	$1,847,286
Supplemental disclosure of cash flow data:
Interest paid	$54,619	$22,900
Supplemental disclosure of non-cash operating, investing and financing activities:
Note payable from Air Cycle Corp.	2,775,000	-
Common stock issued	50	-
Preferred stock issued	3	-
TerraCycle Inc. contribution of deferred tax asset	1,163,085	-

See accompanying notes to consolidated financial statements.

F-9

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has two US operating subsidiaries which are also 100% wholly-owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI only has holding company activities. The consolidated financial statements represent full years of operations for LLC for the years ended December 31, 2017 and 2016.

The Company is a wholly-owned subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The consolidated financial statements include certain assumptions and estimates to allocate a reasonable share of TCI’s corporate overhead to the Company through a global management fee so that the accompanying consolidated financial statements reflect substantially all costs of doing business. For the years ended December 31, 2017 and 2016, overhead charges, include primarily compensation and related benefits, were approximately $3,165,000 and $2,352,000, respectively. The overhead corporate charges were allocated to the Company based on their revenues relative to the total consolidated revenues of the Parent Company.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers.

The Company acquired the business of Air Cycle Corporation (“ACC”) (see Note 5) and operates under the TerraCycle Regulated Waste (“TCRW”) subsidiary of LLC. TCRW is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental program for their facilities, focusing on regulated waste (e.g. fluorescent lamps, batteries and e-waste).

2.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of TCUSI and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

F-10

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Currency Transactions

The Company accounts for its foreign currency transactions in accordance with the Accounting Standards Codification (ASC) 830, Foreign Currency Matters. Transactions affecting revenues and expenses are generally translated at the exchange rate in effect on the transaction date. For the years ended December 31, 2017 and 2016, the Company recognized a foreign currency transaction loss of $5,609 and $2,697, respectively.

Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no events that would indicate an impairment as of December 31, 2017 and 2016.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with a high-credit quality financial institution. At times, cash may exceed federally insured limits. At December 31, 2017 and 2016, the Company had cash balances in excess of federally insured limits of approximately $800,000 and $1,600,000, respectively.

For the year ended December 31, 2017, the Company had two customers that represented approximately 23% of sales and at December 31, 2017 had one additional customer that represented approximately 14% of accounts receivable. For the year ended December 31, 2016, the Company had one customer that represented approximately 10% and 19% of sales and accounts receivable, respectively. The Company routinely assesses the financial strength of its customers and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company writes off accounts receivable as a charge to the allowance for doubtful accounts when, in the Company's estimation, it is probable that the receivable is worthless.

Revenue recognition

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or the services have been rendered, (3) the price is fixed or determinable, and (4) collectability is reasonably assured.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $1,050,000 and $1,300,000 is included in deferred income at December 31, 2017 and 2016, respectively.

F-11

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $1,550,000 and $1,800,000 is included in deferred revenue at December 31, 2017 and 2016, respectively.

Merchandise sold is recorded as revenue upon shipment.

Inventory

Inventory, which consists of post-consumer waste, supplies and finished goods is stated at the lower of cost or net realizable value. A reserve is recorded when the Company determines inventory is obsolete or in excess of expected use.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

Maintenance and repairs are charged to expense as incurred. Significant replacements and betterments are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other expense in the accompanying consolidated statements of income and member’s equity.

Goodwill and Other Intangible Assets

Goodwill from the acquired Air Cycle Corporation business (see Note 5) is not amortized and is subject to annual impairment testing. There was no impairment during the year ended December 31, 2017. Other identifiable intangible assets are amortized on a straight-line basis over a 15-year period. Amortization for 2017 was $17,300.

Advertising costs

The Company expenses the costs of advertising as incurred. For the years ended December 31, 2017 and 2016, advertising expenses amounted to approximately $45,000 and $12,000, respectively.

Research and development costs

Research and development costs are charged to operations as incurred and amounted to approximately $93,000 and $18,000 for the years ended December 31, 2017 and 2016, respectively. These costs do not include research and development costs incurred by TCI which are proportionately allocated to the Company through the global management fee charge. Such costs are included in selling, general and administrative expenses.

F-12

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Shipping costs

Shipping and handling costs are included in cost of sales. For the years ended December 31, 2017 and 2016, shipping and handling costs were approximately $1,920,000 and $1,390,000, respectively.

Income taxes

The Company is part of the consolidated tax return of the Parent Company and as such it includes the Company’s taxable income or loss on its income tax returns. The Company signed a Tax Sharing Agreement with its Parent Company effective January 1, 2017 by which the Company pays its Parent for the estimated income tax liability had it been a deconsolidated entity for income tax purposes. Prior to January 1, 2017, the Company was treated as a limited liability company for federal and state income tax purposes, and the Parent Company includes the Company’s taxable income or loss on its income tax returns. Accordingly, no provision or liability for income taxes were included in the 2016 financial statements.

As part of this tax sharing agreement and in conjunction with the contribution discussed in Note 11, the Parent pushed deferred taxes down to the Company of the approximately $1,163,000 previously recorded by the Parent.

The Company follows Financial Accounting Standards Board (“FASB”) guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken in the course of preparing the Parent Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction however, the 2017 tax year is still subject to tax examinations at the Federal, State, and local level.

Accrued Redemption Points

Participants of certain waste collection programs earn points (usually two points) per unit or weight (usually pounds) collected depending on each specific program rules. These points can be redeemed every six months for payments to charitable 501(c)(3) organizations. Points not redeemed are cancelled after one year, as long as participants have not had activity in their account for the past twelve months. The Company recognizes a liability for the outstanding points not yet redeemed. As of December 31, 2017, and 2016, this liability amounted to approximately $310,000 and $555,000 respectively.

F-13

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation by one year and is now effective for annual reporting periods beginning after December 15, 2018. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 840). The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019 and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In August 2016, the FASB issued ASU 2016-15 to clarify whether the following items should be categorized as operating, investing or financing in the statement of cash flows: (i) debt prepayments and extinguishment costs, (ii) settlement of zero-coupon debt, (iii) settlement of contingent consideration, (iv) insurance proceeds, (v) settlement of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) policies, (vi) distributions from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) receipts and payments with aspects of more than one class of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business. This is fundamental in the determination of whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This determination is important given the diverging accounting models used for each type of transaction. The guidance is generally expected to result in fewer transactions qualifying as business combinations. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. This removes step 2 from the goodwill impairment test. As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

F-14

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3.	Inventory

Inventory consists of the following:

December 31,	2017	2016
Raw materials	$781,270	$40,573
Finished goods	213,459	85,273
Total	994,729	125,846
Less reserve for obsolete inventory	15,558	15,558
Total	$979,171	$110,288

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

December 31,	Estimated Useful Lives	2017	2016
Land		$29,500	$29,500
Vehicles	5 years	6,800	6,800
Machinery and equipment	5-7 years	426,264	413,501
Buildings and improvements	39 years	1,308,871	1,005,334
Computer equipment	3-5 years	288,740	288,740
Furniture and fixtures	7 years	25,658	25,658
Total		2,085,833	1,769,533
Less accumulated depreciation and amortization		844,532	790,587
Total		$1,241,301	$978,946

For the years ended December 31, 2017 and 2016, depreciation expense amounted to approximately $61,000 and $71,000 and includes the amortization associated with assets under capital leases (see Note 8).

5.	Acquisition of Business

On October 31, 2017, the Company acquired the assets of ACC for a total consideration of $3,322,000. This acquisition was financed with a seller’s note for $2,775,000 (see Note 7), cash of $525,000 and assumption of $22,000 of liabilities. The Company incurred acquisition-related costs of approximately $30,000. These costs are expensed as incurred.

Identifiable assets acquired, and liabilities assumed are measured at their fair values at the acquisition date. The acquired inventory was valued at $801,000 and equipment at the estimated market value of $10,500.

The Company engaged a third party to determine the valuation of identifiable intangibles (e.g. trademarks and customer list), with a fair value of $1,557,000 which will be amortized over 15 years. The balance of the consideration, $953,500, was recorded to goodwill and is subject to annual impairment testing.

F-15

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

6.	Related Party Transactions

The Company entered into a lease agreement with a stockholder of the Company to rent a storage facility that expires on January 31, 2020. The initial base rent at the commencement of the new lease was $15,450 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of December 31, 2017 and 2016 were $15,760 and $15,450 per month. For the years ended December 31, 2017 and 2016, rent expense paid to this stockholder was approximately $189,000 and $185,000, respectively. Future minimum lease payments are expected to be $189,120 per year through January 2020.

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most significant activities occur with both TCI and TerraCycle Canada ULC. The most material activities with TCI include a quarterly global management fee charge from TCI to the Company as well as the Company funding TCI with cash to cover such items as payroll. The most material activities between the Company and TerraCycle Canada ULC include a regional allocation of expenses from the Company. There are also smaller daily operating activities expenses that TerraCycle Canada ULC will allocate to the Company such as customs brokerage on their behalf. At December 31, 2017 and 2016 the Company has a net related party short term receivable from TCI recorded in the amount of $2,117,025 and $1,980,788, respectively, and an additional $239,000 in long term both years, with no stated repayment terms, and a net related party receivable from other subsidiaries of the Parent Company in the amount of $13,822 and $45,569 respectively.

The Company allocated approximately $481,000 and $324,000 for the years ended December 31, 2017 and 2016, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

7.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises and is personally guaranteed by an officer of the Company. The amount outstanding under the mortgage note payable was approximately $246,000 and $262,000 at December 31, 2017 and 2016, respectively.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $277,000 and $292,000 at December 31, 2017 and 2016, respectively.

F-16

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

On October 31, 2017, the Company entered into a promissory note payable for the acquisition of ACC (see Note 5). The note is payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. Additional payments are due equal to 60% of the net income generated by the business, as defined, after April 30, 2019. It is the intention of the Company to repay this loan during 2018 with the expected proceeds of the capital raise (see Note 13). The amount outstanding under the promissory note payable was approximately $2,703,000 at December 31, 2017.

Estimated future annual maturities of debt, excluding capital lease obligations, as of December 31, 2017 are as follows:

Years ended December 31,	Amount
2018	$2,751,157
2019	48,007
2020	48,747
2021	49,520
2022	50,329
Thereafter	277,546
Total	$3,225,306

8.	Capital Lease Obligations

The Company leases equipment under capital leases with an interest rates ranging between 4.5% and 18%, expiring between August 2018 and October 2018. Future minimum lease payments under the capital lease in each of the years subsequent to December 31, 2017, are as follows:

Years Ending December 31,	2017	2016
2017	$-	$18,031
2018	15,026	15,026
Total minimum lease payments	15,026	33,057
Less amount representing interest	1,785	4,106
Present value of minimum lease payments	13,241	28,951
Less current portion	13,241	15,523
Capital lease obligations, net of current portion	$-	$13,428

Assets recorded under capital leases are included in property and equipment as follows:

December 31,	2017	2016
Machinery and equipment	$54,202	$66,902
Less accumulated depreciation	30,898	26,158
Net book value	$23,304	$40,744

F-17

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

9.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leases one storage facility from a related party (see Note 6). Total rent expense was approximately $521,000 and $518,000 for the years ended December 31, 2017 and 2016, respectively.

Future minimum lease payments are expected to be as follows:

Years ended December 31,	Non-Related Party	Related Party	Total
2018	$96,550	$189,120	$285,670
2019	40,750	189,120	229,870
2020	-	15,760	15,760
Total	$137,300	$394,000	$531,300

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

10.	401(k) Plan

The Company participates in a 401(k) Plan sponsored by its parent company. The charge to expense for the Company’s matching contribution amounted to approximately $29,000 and $4,000 for the years ended December 31, 2017 and 2016, respectively. The plan covers eligible employees, as defined by the plan, who elected to participate.

11.	Income Tax Provision

The provision for income taxes consists of the following:

Year ended December 31,	2017
Current:
Federal	$142,629
State	36,379
Total current provision	179,008
Deferred:
Federal	492,252
State	4,475
Total deferred provision	496,727
Total income tax provision	$675,735

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the Company’s NOL’s and deferred tax assets is dependent upon the generation of future taxable income. During the year ended December 31, 2017, the Company determined that it was more likely than not, based on prior years results and the Company’s business plan, that it would generate sufficient taxable income in the future to realize certain of its net deferred tax assets.

F-18

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

During 2017, the company was formed by a contribution of ownership, by the parent company, in LLC. As a result, a portion of the deferred tax assets that were originally reflected on the books of the parent were pushed down and are now reflected on the books of the company.

The effective rate differs from the statutory rate as a result of the revaluation of the deferred tax asset effectively contributed by the parent company upon formation. The revaluation is due to the passage of the Tax Cuts and Jobs Act prior to the end of the year wherein the corporate tax rate was reduced from 35% to 21%. The impact of this tax rate reduction is approximately $302,000.

Deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities.

The deferred tax asset consists of the following:

At December 31, 2017
Deferred tax asset:
Inventory reserve	$158,470
Property and equipment	(42,873)
Deferred revenue	423,020
Accrued expenses	88,021
Other assets	39,720
Total deferred tax asset	$666,358

Beginning in 2017, the Company entered into a tax sharing arrangement with TCI by which it pays the parent the taxes the Company would have to pay if it were a non-consolidated tax entity. For the year ended December 31, 2017, it was estimated that the Company would owe, as a standalone entity, approximately $179,000 in taxes. This amount was cross charged by TCI and is included in the net related party receivable at December 31, 2017.

12.	Stockholders’ Equity

On August 14, 2017, TCI contributed 100% of the membership interests in LLC to the company in which it had a capital account balance of $2,082,617 along with deferred income tax assets of $1,163,085 for which it was issued 500,000 common shares in the Company.

On December 1, 2017, a shareholder in TCI who owned 5,225,360 shares of TCI Series C shares and 13,571,663 of TCI Series D shares (collectively the shares), exchanged the shares for 34,182 shares of the Company’s non-voting Class A Preferred stock. To extent that not all of the 34,182 shares are sold pursuant to the Company’s REG A+ offering (note 14), then the shareholder can put the unsold shares back to TCI in the ratio of one share of the Company’s preferred shares to 493 shares of the TCI series D and Series C shares, in a defined formula.

The Company shall have an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances with 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A preferred stock has a liquidation preference of $1 per share.

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

F-19

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

13.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	Corp	Total
Year ended December 31, 2017
Net Sales	$6,647	$1,883	$3,952	$1,003	$243	$13,728
Income before discountinued operations	$1,945	$239	$(1,452)	$6	$126	$864

Year ended December 31, 2016
Net Sales	$6,398	$1,321	$2,382	$-	$(141)	$9,960
Income before discountinued operations	$2,089	$146	$(1,311)	$-	$490	$1,414

14.	Subsequent Events

The Company got approval on January 10, 2018 from the Securities and Exchange Commission for a $25,000,000 capital raise of Non-Voting Class A Preferred Stock under Regulation A+, a crowd funding vehicle created under the Jobs Creation Act of 2014. Part of the funds raised are to be applied to pre-payment of the seller’s note discussed in Note 5.

The Company has evaluated subsequent events through May 8, 2018, the date the consolidated financial statements were available to be issued, and has disclosed all required events.

F-20

TerraCycle US Inc. and Subsidiaries

Interim Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2018 and 2017

F-21

TerraCycle US Inc. and Subsidiaries

F-22

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets (Unaudited)

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

	June 30, 2018	December 31, 2017
Assets
Current Assets
Cash	$1,020,009	$992,052
Accounts receivable, net of allowance to doubtful accounts of $126,480, 2018 and $22,273, 2017	2,383,781	1,964,395
Related party receivables, net	2,462,010	2,130,847
Inventory, net	1,045,259	979,171
Deferred tax asset	666,358	666,358
Prepaid expenses and other current assets	634,578	428,645
Total current assets	8,211,995	7,161,468
Related party receivables long term, net	239,000	239,000
Property, plant and equipment, net	1,283,574	1,241,301
Goodwill	953,455	953,455
Other intangible assets, net	1,488,100	1,539,700
Total assets	$12,176,124	$11,134,924
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$2,526,534	$2,751,157
Current portion of capital lease obligations	6,374	13,241
Accounts payable	387,589	652,042
Related party payables	95,212	-
Accrued redemption points	293,998	309,560
Accrued expenses and other current liabilities	911,126	894,410
Deferred income	3,459,063	2,606,501
Total current liabilities	7,679,896	7,226,911
Long-term debt, net of current portion	459,635	474,149
Total liabilities	8,139,531	7,701,060
Commitment and contingencies
Stockholders' and member's equity
Common stock, par value $0.0001 per share; 1,500,000 shares authorized; 500,000 shares issued and outstanding	50	50
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 authorized; 34,182 shares issued and outstanding; $34,182 liquidation preference	3	3
Additional paid-in capital	3,245,670	3,245,670
Retained earnings	790,870	188,141
Total stockholders' and member's equity	4,036,593	3,433,864
Total liabilities and equity	$12,176,124	$11,134,924

See accompanying notes to consolidated financial statements

F-23

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations (Unaudited)

Six Months Ended June 30,	2018	2017
Net sales	$9,453,499	$6,502,734
Cost of sales	5,183,352	3,456,004
Gross profit	4,270,147	3,046,730
Operating expenses
Selling, general and administrative expenses	3,364,036	1,970,764
Income from operations	906,111	1,075,966
Other expenses
Interest expense	79,903	12,091
Foreign currency exchange	-	1,990
Total other expenses	79,903	14,081
Income before provision for income taxes	826,208	1,061,885
Provision for income taxes	223,510	414,666
Net income	602,698	647,219

See accompanying notes to consolidated financial statements

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included

F-24

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30,	2018	2017
Operating Activities
Net Income	$602,698	$647,219
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization	51,600	-
Depreciation	30,889	30,257
Bad Debts	104,207	215,914
Changes in operating assets and liabilities:
Accounts receivable	(523,593)	209,754
Related party receivables	(331,163)	303,885
Inventory	(66,088)	(120,714)
Prepaid expenses and other current assets	(205,933)	(43,461)
Long term loans to third parties	-	59,427
Accounts payable	(264,453)	(205,859)
Intercompany payable	95,212	(158,462)
Accrued expenses and redemption points	1,154	(196,650)
Deferred Income	852,562	371,615
Net cash provided by operating activities	347,092	1,112,925
Investing activities:
Purchase of property and equipment	(73,162)	(18,850)
Net cash used in investing activities	(73,162)	(18,850)
Financing activities:
Repayment of Air Cycle seller's note	(222,340)	-
Repayment of long-term debt	(16,765)	(15,249)
Repayment of capital lease obligations	(6,867)	(7,572)
Contributions and other		1
Net cash provided used in investing activities	(245,973)	(22,820)
Effect of exchange rate changes on cash		-
Net Increase in cash	27,957	1,071,255
Cash, beginning of the period	992,052	1,847,286
Cash, end of the period	$1,020,009	$2,918,541

See accompanying notes to consolidated financial statements

F-25

TerraCycle US Inc. and Subsidiaries

Other Information

1.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 1-SA. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ended December 31, 2018.

The condensed consolidated balance sheet at December 31, 2017, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in TerraCycle US Inc.’s (“Company”) annual report on Form 10-K for the year ended December 31, 2017.

2.	Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation by one year and is now effective for annual reporting periods beginning after December 15, 2018. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

In August 2016, the FASB issued ASU 2016-15 to clarify whether the following items should be categorized as operating, investing or financing in the statement of cash flows: (i) debt prepayments and extinguishment costs, (ii) settlement of zero-coupon debt, (iii) settlement of contingent consideration, (iv) insurance proceeds, (v) settlement of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) policies, (vi) distributions from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) receipts and payments with aspects of more than one class of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business. This is fundamental in the determination of whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This determination is important given the diverging accounting models used for each type of transaction. The guidance is generally expected to result in fewer transactions qualifying as business combinations. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

F-26

TerraCycle US Inc. and Subsidiaries

Other Information

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. This removes step 2 from the goodwill impairment test. As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

3.	Inventory

Inventory consists of the following:

As of	June 30, 2018	December 31, 2017
Raw materials	$673,212	$781,270
Finished goods	387,605	213,459
Total	1,060,817	994,729
Less reserve for obsolete inventory	15,558	15,558
Total	$1,045,259	$979,171

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

As of	Estimated Useful Lives	June 30, 2018	December 31, 2017
Land		$29,500	$29,500
Vehicles	5 years	6,800	6,800
Machinery and equipment	5-7 years	455,637	426,264
Buildings and improvements	39 years	1,308,871	1,308,871
Computer equipment	3-5 years	300,131	288,740
Furniture and fixtures	7 years	45,156	25,658
Total		2,146,095	2,085,833
Less accumulated depreciation and amortization		862,521	844,532
Total		$1,283,574	$1,241,301

For the six months ended June 30, 2018 and 2017, depreciation expense amounted to approximately $31,000 and $30,000 and includes the amortization associated with assets under capital leases (see Note 9).

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TerraCycle US Inc. and Subsidiaries

Other Information

5.	Acquisition of Business

On October 31, 2017, the Company acquired the assets of ACC for a total consideration of $3,322,000. This acquisition was financed with a seller’s note for $2,775,000 (see Note 8), cash of $525,000 and assumption of $22,000 of liabilities.

The acquired inventory was valued at $801,000 and equipment at the estimated market value of $10,500. Identifiable intangibles were determined to have a fair value of $1,557,000 which will be amortized over 15 years. The balance of the consideration, $953,500, was recorded to goodwill and is subject to annual impairment testing.

6.	Related Party Transactions

On a regular basis, the Company enters into various transactions with its parent TerraCycle, Inc. (“TCI”) and subsidiaries of TCI. The most significant activities occur with both TCI and TerraCycle Canada ULC. The most material activities with TCI include a quarterly global management fee charge from TCI to the Company as well as the Company funding TCI with cash to cover such items as payroll. The most material activities between the Company and TerraCycle Canada ULC include a regional allocation of expenses from the Company. There are also smaller daily operating activities expenses that TerraCycle Canada ULC will allocate to the Company such as customs brokerage on their behalf. At June 30, 2018 and December 31, 2017 Company has a net related party short term receivable from TCI recorded in the amount of $2,462,010 and $2,117,025, respectively, and an additional $239,000 in long term at both periods, with no stated repayment terms. Other subsidiaries of the Parent Company have a net related party payable in the amount of $95,212 at June 30, 2018 and a net related party receivable in the amount of $13,822 at December 31, 2017.

The Company entered into a lease agreement with a stockholder of the parent TCI to rent a storage facility that expires on January 31, 2020. The initial base rent at the commencement of the new lease was $15,450 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of June 30, 2018 and December 31, 2017 was $15,760 per month. For the six months ended June 30, 2018 and 2017, rent expense paid to this stockholder was $94,500 and $94,560, respectively. Future minimum lease payments are expected to be $189,120 per year through January 2020.

The Company allocated approximately $316,000 and $245,000 for the six months ended June 30, 2018 and 2017, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

7.	Deferred Revenue

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $1,470,000 and $1,050,000 is included in deferred income at June 30, 2018 and December 31, 2017, respectively.

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TerraCycle US Inc. and Subsidiaries

Other Information

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $1,990,000 and $1,550,000 is included in deferred revenue at June 30, 2018 and December 31, 2017, respectively.

8.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises and is personally guaranteed by an officer of the Company. The amount outstanding under the mortgage note payable was approximately $236,000 at June 30, 2018 and $246,000 at December 31, 2017.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $270,000 at June 30, 2018 and $277,000 at December 31, 2017.

On October 31, 2017, the Company entered into a promissory note payable for the acquisition of ACC (see Note 5). The note is payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. Additional payments are due equal to 60% of the net income generated by the business, as defined, after April 30, 2019. It is the intention of the Company to repay this loan during 2018 with the expected proceeds of the capital raise. The amount outstanding under the promissory note payable was approximately $2,480,000 at June 30, 2018 and $2,703,000 at December 31, 2017.

Estimated future annual maturities of debt, excluding capital lease obligations, as of June 30, 2018 are as follows:

As of June 30,	Amount
2019	$2,526,534
2020	48,372
2021	49,129
2022	49,920
2023	50,747
Thereafter	261,467
Total	$2,986,169

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TerraCycle US Inc. and Subsidiaries

Other Information

9.	Capital Lease Obligations

The Company leases equipment under capital leases with an interest rates ranging between 4.5% and 18%, expiring between August 2018 and October 2018. Future minimum lease payments under the capital lease are as follows:

As of June 30, 2018	Amount
Total minimum lease payments	$7,202
Less amount representing interest	828
Present value of minimum lease payments	6,374
Less current portion	6,374
Capital lease obligations, net of current portion	$-

Assets recorded under capital leases are included in property and equipment as follows:

As of	June 30, 2018	December 31, 2017
Machinery and equipment	$54,202	$54,202
Less accumulated depreciation	34,818	30,898
Net book value	$19,384	$23,304

10.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leases one storage facility from a related party (see Note 6). Total rent expense was approximately $316,000 and $241,000 for the six months ended June 30, 2018 and 2017, respectively.

Future minimum lease payments are expected to be as follows:

As of June 30,	Non-Related Party	Related Party	Total
2019	$89,650	$189,120	$278,770
2020	-	110,320	110,320
Total	$89,650	$299,440	$389,090

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

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TerraCycle US Inc. and Subsidiaries

Other Information

11.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	CORP	Total
Six months ended June 30, 2018
Net Sales	$3,049	$1,737	$1,393	$3,707	$(433)	$9,453
Income (loss) before provision for (benefit from) income taxes	$863	$519	$(546)	$269	$(279)	$826

Six months ended June 30, 2017
Net Sales	$3,387	$826	$2,449	$-	$(159)	$6,503
Income (loss) before provision for (benefit from) income taxes	$1,127	$239	$(323)	$-	$19	$1,062

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